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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 5, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	✓

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•
Press Release dated November 5, 2008.

•
Interim Report to Shareholders for the nine months ended September 30, 2008.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 5, 2008	By:	/s/ ALISON T. LOVE Alison T. Love Vice President & Corporate Secretary

NEWS RELEASE

ENBRIDGE REPORTS ANOTHER SOLID QUARTER

HIGHLIGHTS

•	Third quarter earnings increased 90% to $148 million
•	Third quarter adjusted operating earnings increased 9% to $86 million
•	Nine month earnings increased 134% to $1,057 million
•	Nine month adjusted operating earnings increased 8% to $474 million
•	Project financing of $1.7 billion secured for Southern Lights Pipeline
•	Construction began on the Canadian portion of the Alberta Clipper Project, the Line 4 Extension Project and the Spearhead Pipeline Expansion Project
•	Ultra green fuel cell power recovery unit completed

CALGARY, Alberta, November 5, 2008 – "Enbridge's solid third quarter performance, with significant growth in reported earnings and adjusted operating earnings, demonstrates clearly that our investor value proposition positions us as a 'safe haven' in turbulent times," said Patrick D. Daniel, President and Chief Executive Officer. "We remain confident that adjusted operating earnings per share for 2008 will be within the previously communicated guidance range of $1.85 to $1.95, despite the effect of Hurricane Ike and recent declines in energy commodity prices. We also expect to achieve a 10% plus average annual growth rate in adjusted operating earnings per share from 2007 through 2012. With the recently secured $1.7 billion Southern Lights project financing, $3.4 billion in available liquidity, and our strong credit rating, Enbridge has adequate liquidity and financial flexibility to maintain our growth plans even with difficult financial markets.

Our 'wave one' construction activity on projects including Southern Access, Alberta Clipper, Line 4 Extension and Southern Lights, is well underway and generally on time and on budget," continued Mr. Daniel. "Looking ahead to 'wave two', we continue to work towards gaining commercial support for our phased approach to deliver Canadian crude oil to U.S. Gulf Coast markets. Our strategy, which is to use existing pipelines and rights-of-way where possible, would minimize our capital costs and the financial commitments required by shippers while providing access to the market on the schedule that best meets their needs.

I am also pleased with the progress on another of our environmental sustainability initiatives, the completion of construction of our first hybrid turbo expander/fuel cell ultra green electric power recovery unit. This is a promising technology for which Enbridge has a leading role and exclusive North American distribution rights," concluded Mr. Daniel. "It builds on our leadership role with respect to windpower and CO2 sequestration development."

On November 4, 2008, the Enbridge Board of Directors declared quarterly dividends of $0.33 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2008 to shareholders of record on November 14, 2008. Forward Looking Information
This news release contains forward looking information. Significant related assumptions and risk factors are described under the Forward Looking Information section of this news release.

CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	74.1	62.4	226.5	197.1
Gas Pipelines	12.6	11.9	39.7	51.0
Sponsored Investments	27.4	21.4	80.5	72.6
Gas Distribution and Services	35.8	(25.0)	173.9	107.1
International	6.7	22.6	600.9	68.6
Corporate	(8.2)	(15.2)	(64.1)	(44.8)

Earnings Applicable to Common Shareholders	148.4	78.1	1,057.4	451.6

Earnings per Common Share	0.41	0.22	2.94	1.27

Earnings applicable to common shareholders were $148.4 million for the three months ended September 30, 2008, or $0.41 per share, compared with $78.1 million, or $0.22 per share for the three months ended September 30, 2007. The $70.3 million increase reflected $61.4 million in unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services, allowance for equity funds used during construction (AEDC) in Liquids Pipelines and a higher contribution from Enbridge Gas Distribution (EGD), partially offset by decreased earnings from International as the Company sold its interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in the second quarter of 2008.

Earnings applicable to common shareholders were $1,057.4 million for the nine months ended September 30, 2008, or $2.94 per share, compared with $451.6 million, or $1.27 per share, for the same period in 2007. The increase in earnings resulted from similar factors as for the three month results; however, earnings for the nine month period ended September 30, 2008 also reflected a $556.1 million after-tax gain on the sale of CLH as well as the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

NON-GAAP MEASURES

This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. The non-operating factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company's dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

2      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

ADJUSTED OPERATING EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	74.1	62.4	226.5	197.1
Gas Pipelines	10.3	11.9	36.9	45.7
Sponsored Investments	22.8	21.9	72.9	63.2
Gas Distribution and Services	(19.9)	(24.6)	129.9	108.1
International	6.7	22.6	44.8	68.6
Corporate	(8.2)	(15.2)	(36.8)	(44.8)

Adjusted Operating Earnings	85.8	79.0	474.2	437.9

Adjusted Operating Earnings per Common Share	0.24	0.22	1.32	1.23

Adjusted operating earnings were $85.8 million, or $0.24 per share, for the three months ended September 30, 2008, compared with $79.0 million, or $0.22 per share, for the three months ended September 30, 2007 and $474.2 million, or $1.32 per share, for the nine months ended September 30, 2008, compared with $437.9 million, or $1.23 per share, for the nine months ended September 30, 2007.

The following factors increased adjusted operating earnings in both the three and nine month periods.

  •
  AEDC on Southern Lights Pipeline and, within Enbridge System, on both Southern Access Mainline Expansion and Alberta Clipper Project.
  •
  A higher contribution from EGD in 2008 primarily due to customer growth and lower borrowing costs in combination with the new incentive regulation regime.
  •
  Increased Aux Sable adjusted operating earnings due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.
  •
  The completion, in May, of the Waupisoo Pipeline within the Athabasca System.

These increases were partially offset by decreased earnings from International as a result of the sale of CLH in the second quarter of 2008 and, in the third quarter, by losses in the Energy Services businesses due primarily to the impact of falling crude oil prices on current positions.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service.

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the Canadian GAAP volatility caused by exchange rate differences. During the nine months ended September 30, 2008, settled foreign currency denominated cash distributions and associated hedge transactions resulting in $46.7 million (2007 – $12.5 million) in incremental after-tax cash flows, which were not included in reported earnings.

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      3

LIQUIDS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge System	45.6	46.4	147.0	140.6
Athabasca System	17.5	10.8	46.3	37.4
Spearhead Pipeline	3.9	1.6	9.3	6.0
Olympic Pipeline	1.7	2.5	6.5	7.7
Southern Lights Pipeline	7.5	1.3	16.4	2.6
Feeder Pipelines and Other	(2.1)	(0.2)	1.0	2.8

Earnings	74.1	62.4	226.5	197.1

  •
  Enbridge System earnings included AEDC on both Southern Access Mainline Expansion (Stage 2) and Alberta Clipper Project as well as increased tolls resulting from a higher rate base due to Southern Access. In the quarter, these increases were more than offset by labour costs as well as higher pipeline integrity costs.
  •
  The increase in Athabasca System earnings reflected tolls collected on Waupisoo Pipeline since June 2008 and the positive impact of terminal infrastructure additions.
  •
  Spearhead Pipeline earnings increased as a result of higher uncommitted throughputs and related higher tolls.
  •
  Olympic Pipeline earnings decreased in the nine month period due to planned maintenance in the first quarter of 2008. Third quarter results reflected lower average tolls effective July 1, 2008 to compensate for over collection in 2007. Olympic's cost of service tolling methodology requires annual toll adjustments for over or under collection in prior years.
  •
  Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction.
  •
  The decrease in earnings from Feeder Pipelines and Other resulted from business development expenditures, primarily on "second wave" organic growth projects.

GAS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Alliance Pipeline US	6.1	6.6	18.0	21.4
Vector Pipeline	3.1	3.8	10.1	10.7
Enbridge Offshore Pipelines (Offshore)	1.1	1.5	8.8	13.6

Adjusted Operating Earnings	10.3	11.9	36.9	45.7

Alliance Pipeline US shipper claim settlement	–	–	2.8	–
Offshore property insurance recovery from 2005 hurricanes	2.3	–	2.3	5.3
Offshore repair costs from 2005 hurricanes	–	–	(2.3)	–

Earnings	12.6	11.9	39.7	51.0

•
Alliance Pipeline US adjusted operating earnings decreased as a result of a depreciating rate base and the weaker U.S. dollar.
•
Offshore adjusted operating earnings for both the three and nine months ended September 30, 2008 decreased as a result of continuing natural production declines as well as approximately $4.0 million in lost revenue and initial clean up costs related to Hurricanes Gustav and Ike. These decreases were partially offset by stand-by fees on the Neptune oil and gas pipelines which came into service in the fourth quarter of 2007, as well as contributions from Atlantis platform volumes. Also, earnings for the nine months ended September 30, 2008 included approximately $2.0 million (2007 – $6.0 million) from business interruption insurance proceeds related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes.

4      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

Gas Pipelines earnings were impacted by the following non-operating adjusting items:

•
In the first quarter of 2008, Alliance Pipeline US received $2.8 million in proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment.
•
Earnings from Offshore included $2.3 million for additional repair costs in the second quarter and $2.3 million for the related insurance settlement in the third quarter. Earnings for the nine months ended September 30, 2007 also included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

SPONSORED INVESTMENTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Energy Partners (EEP)	13.2	12.7	41.9	34.7
Enbridge Income Fund (EIF)	9.6	9.2	31.0	28.5

Adjusted Operating Earnings	22.8	21.9	72.9	63.2

Dilution gain on EEP Class A unit issuance	–	–	4.5	11.8
EEP unrealized derivative fair value gains/(losses)	4.6	(0.5)	1.8	(2.1)
EIF – Alliance Canada shipper claim settlement	–	–	1.3	–
EIF – revalue future income taxes due to tax rate changes	–	–	–	(0.3)

Earnings	27.4	21.4	80.5	72.6

•
EEP adjusted operating earnings increased as a result of higher incentive income and increased earnings at EEP due to higher gas and crude oil delivery volumes, tariff surcharges for recent expansions and improved unit margins in natural gas due to expanded facilities. During the quarter, these increases were partially offset by reduced revenues associated with the impacts of Hurricanes Gustav and Ike as well as non-cash charges recorded to reduce the cost basis of natural gas inventory to fair market value as a result of declines in the price of natural gas.
•
Enbridge Income Fund adjusted operating earnings for the nine months ended September 30, 2008 reflected a 7.5% increase in the monthly distributions received from the Fund, effective May 2008, as well as a one-time special distribution of $0.024 per unit. On November 3, 2008, the Fund announced that it will increase regular monthly distributions by 11.6% to $0.096 per unit, effective with the distribution to be paid to unitholders of record at the end of January 2009.

Sponsored Investments earnings were impacted by the following non-operating adjusting items:

•
Year-to-date earnings include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge's ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008.
•
Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•
Earnings from EIF for the nine months ended September 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      5

GAS DISTRIBUTION AND SERVICES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Gas Distribution (EGD)	(19.5)	(29.5)	76.1	63.1
Noverco	(5.1)	(5.8)	10.9	10.2
Enbridge Gas New Brunswick	3.8	3.1	10.5	9.0
Other Gas Distribution	(0.6)	(0.9)	5.6	5.2
Energy Services	(5.0)	3.2	8.5	8.2
Aux Sable	8.4	5.7	21.8	8.6
Other	(1.9)	(0.4)	(3.5)	3.8

Adjusted Operating Earnings	(19.9)	(24.6)	129.9	108.1

Colder than normal weather affecting EGD	–	–	9.9	11.2
Energy Services unrealized derivative fair value gains/(losses)	55.2	0.6	20.0	(3.9)
Energy Services – SemGroup and Lehman bankruptcies	(5.7)	–	(5.7)	–
Aux Sable unrealized derivative fair value gains/(losses)	6.2	(1.0)	19.8	(12.1)
Revalue future income taxes due to tax rate changes	–	–	–	3.8

Earnings	35.8	(25.0)	173.9	107.1

•
EGD's third quarter results improved primarily due to customer growth and higher storage and transportation capacity revenue as well as the timing differences related to fixed charges on customers' bills. As the third quarter is seasonally warm, costs are typically not covered during this quarter resulting in losses. As initially reflected in results for the first quarter of 2008, EGD's fixed charge per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify the quarterly earnings profile, but do not materially affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters. Adjusted operating earnings increased for the nine month period ended September 30, 2008 due to customer growth, lower borrowing costs and as a result of incentives from exceeding targets for promotion of energy efficient use of gas to customers, in combination with the new incentive regulation regime.
•
Energy Services adjusted operating earnings for the three months ended September 30, 2008 decreased as a result of non-cash charges recorded to reduce the cost basis of inventory to fair market value as a result of declines in commodity prices as well as reduced realized optimization gains compared with the prior year.
•
Aux Sable adjusted operating earnings increased due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.
•
Losses in Other primarily reflected lower earnings from CustomerWorks which resulted from the April 2007 transition of customer care services related to EGD to a third party service provider pursuant to an Ontario Energy Board (OEB) recommendation.

Gas Distribution and Services earnings were impacted by the following non-operating adjusting items:

•
Energy Services earnings for the third quarter of 2008 reflected unrealized fair value gains on derivative instruments, resulting from outstanding storage transactions in Tidal Energy that were positively impacted by declining crude oil prices. These non-cash gains arose due to the revaluation of financial derivatives used to "lock-in" the profitability of forward transportation and storage transactions at Tidal Energy.
•
Energy Services earnings for the three months ended September 30, 2008 also included a $5.7 million write-off as a result of bankruptcies by SemGroup and Lehman Brothers. The full amount of all such receivables has been provided for and some potential for partial recovery exists.
•
Aux Sable year-to-date earnings reflected unrealized fair value gains on derivative financial instruments used to mitigate the uncertainty of the Company's share of the contingent upside sharing mechanism which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Similar to Energy

6      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

  Services, these non-cash gains arose due to the revaluation of financial derivatives used to "lock in" the profitability of forward contracted prices.

INTERNATIONAL

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

OCENSA/CITCol	8.2	8.1	24.5	24.5
CLH	–	15.3	24.7	46.5
Other	(1.5)	(0.8)	(4.4)	(2.4)

Adjusted Operating Earnings	6.7	22.6	44.8	68.6

Gain on sale of investment in CLH	–	–	556.1	–

Earnings	6.7	22.6	600.9	68.6

•
International's adjusted operating earnings decreased for both the three and nine months ended September 30, 2008 as a result of the sale of CLH on June 17, 2008.

CORPORATE

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Adjusted Corporate Costs	(8.2)	(15.2)	(36.8)	(44.8)

Gain on sale of corporate aircraft	–	–	4.9	–
U.S. pipeline tax decision	–	–	(32.2)	–

Costs	(8.2)	(15.2)	(64.1)	(44.8)

•
Corporate costs before adjusting items were $8.2 million for the three months ended September 30, 2008, compared with $15.2 million for the three months ended September 30, 2007 and $36.8 million for the nine months ended September 30, 2008, compared with $44.8 million for the nine months ended September 30, 2007. The decrease in adjusted costs for both periods was primarily due to decreased interest expense resulting from lower interest rates on short-term debt and lower levels of corporate debt, largely related to repayments from the proceeds of CLH as well as higher tax recoveries.

Corporate costs were impacted by the following non-operating adjusting items:

•
An unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of a $32.2 million income tax expense; and
•
A $4.9 million gain on the sale of a corporate aircraft.

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, November 5, 2008 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the third quarter 2008 results. Analysts, members of the media and other interested parties can access the call at 617-597-5347 or toll-free at 1-866-362-4831 using the access code of 31183717. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or 617-801-6888. The access code for the replay is 98245310.

The conference call will begin with a presentation by the Company's Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The unaudited interim consolidated financial statements and Management's Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      7

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the United States and South America. Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's website at www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0887 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

8      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Earnings Applicable to Common Shareholders
Liquids Pipelines	74.1	62.4	226.5	197.1
Gas Pipelines	12.6	11.9	39.7	51.0
Sponsored Investments	27.4	21.4	80.5	72.6
Gas Distribution and Services	35.8	(25.0)	173.9	107.1
International	6.7	22.6	600.9	68.6
Corporate	(8.2)	(15.2)	(64.1)	(44.8)

	148.4	78.1	1,057.4	451.6

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	226.6	212.9	889.7	935.3
Cash provided by/(used in) operating activities	(131.8)	(79.4)	950.5	1,101.8
Additions to property, plant and equipment	819.8	672.6	2,084.6	1,574.2
Total Common Share Dividends	122.5	113.1	366.4	338.9
Per Common Share Information
Earnings per Common Share	0.41	0.22	2.94	1.27
Diluted Earnings per Common Share	0.41	0.22	2.92	1.26
Dividends per Common Share	0.3300	0.3075	0.9900	0.9225
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)			359.3	354.7
Diluted Weighted Average Common Shares Outstanding (millions)			362.1	357.7

Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	1,970	1,977	2,002	2,001
Athabasca System[2]	233	175	190	165
Spearhead Pipeline	110	91	108	97
Olympic Pipeline	292	285	292	287
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,546	1,535	1,618	1,606
Vector Pipeline	1,207	974	1,298	984
Enbridge Offshore Pipelines	1,743	2,201	1,604	2,118
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	45	48	307	316
Number of active customers (thousands)	1,922	1,880	1,922	1,880
Degree day deficiency[4]
Actual	72	45	2,423	2,439
Forecast based on normal weather	87	92	2,332	2,380

1.
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2.
Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3.
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      9

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Revenues
Commodity sales	3,766.4	2,124.8	10,316.7	6,972.4
Transportation	492.9	456.4	1,582.7	1,541.4
Energy services	109.2	52.8	308.4	207.1

	4,368.5	2,634.0	12,207.8	8,720.9

Expenses
Commodity costs	3,590.7	2,004.6	9,869.1	6,583.4
Operating and administrative	327.4	290.0	927.9	844.9
Depreciation and amortization	171.3	151.0	483.3	450.0

	4,089.4	2,445.6	11,280.3	7,878.3

	279.1	188.4	927.5	842.6
Income from Equity Investments	32.0	31.4	122.2	111.8
Other Investment Income	41.4	24.9	138.4	133.5
Interest Expense	(133.3)	(135.6)	(398.6)	(409.4)
Gain on Sale of Investment in CLH	–	–	694.6	–

	219.2	109.1	1,484.1	678.5
Non-Controlling Interests	(13.9)	(9.7)	(40.5)	(34.7)

	205.3	99.4	1,443.6	643.8
Income Taxes	(55.2)	(19.6)	(381.1)	(187.1)

Earnings	150.1	79.8	1,062.5	456.7
Preferred Share Dividends	(1.7)	(1.7)	(5.1)	(5.1)

Earnings Applicable to Common Shareholders	148.4	78.1	1,057.4	451.6

Earnings per Common Share	0.41	0.22	2.94	1.27

Diluted Earnings per Common Share	0.41	0.22	2.92	1.26

10      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Earnings	150.1	79.8	1,062.5	456.7
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	(63.2)	17.6	(59.7)	59.1
Reclassification to earnings of realized cash flow hedges, net of tax	16.8	(8.1)	13.7	8.8
Other comprehensive gain/(loss) from equity investees	43.1	0.5	8.3	(4.5)
Non-controlling interest in other comprehensive income	(20.2)	(1.8)	(2.4)	1.2
Change in foreign currency translation adjustment	93.9	(164.8)	164.8	(443.5)
Change in unrealized gains/(losses) on net investment hedges, net of tax	(35.7)	66.7	(71.9)	166.8

Other Comprehensive Income/(Loss)	34.7	(89.9)	52.8	(212.1)

Comprehensive Income	184.8	(10.1)	1,115.3	244.6

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      11

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2008	2007

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	106.1	13.9
Shares issued on exercise of stock options	30.0	21.4

Balance at End of Period	3,162.6	3,017.8

Contributed Surplus
Balance at beginning of period	25.7	18.3
Stock-based compensation	12.5	8.1
Options exercised	(2.1)	(1.2)

Balance at End of Period	36.1	25.2

Retained Earnings
Balance at beginning of period	2,537.3	2,322.7
Earnings applicable to common shareholders	1,057.4	451.6
Common share dividends	(366.4)	(338.9)
Dividends paid to reciprocal shareholder	11.0	10.3
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Period	3,239.3	2,398.7

Accumulated Other Comprehensive Loss
Balance at beginning of period	(285.0)	(135.8)
Other comprehensive income/(loss)	52.8	(212.1)
Cumulative impact of change in accounting policy	–	48.2

Balance at End of Period	(232.2)	(299.7)

Reciprocal Shareholding
Balance at beginning of period	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Period	(154.3)	(154.3)

Total Shareholders' Equity	6,176.5	5,112.7

Dividends Paid per Common Share	0.9900	0.9225

12      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Operating Activities
Earnings	150.1	79.8	1,062.5	456.7
Depreciation and amortization	171.3	151.0	483.3	450.0
Unrealized (gains)/losses on derivative instruments	(97.9)	10.5	(76.5)	24.0
Equity earnings in excess of cash distributions	(10.6)	(14.2)	(51.4)	(42.1)
Gain on reduction of ownership interest	–	–	(12.3)	(33.9)
Gain on sale of investment in CLH	–	–	(694.6)	–
Future income taxes	(42.0)	(36.8)	138.0	34.5
Non-controlling interests	13.9	9.7	40.5	34.7
Other	(1.0)	12.9	0.2	11.4
Changes in operating assets and liabilities	(315.6)	(292.3)	60.8	166.5

	(131.8)	(79.4)	950.5	1,101.8

Investing Activities
Long-term investments	(0.7)	(4.3)	(7.5)	(19.7)
Sale of investment in CLH	–	–	1,369.0	–
Settlement of CLH hedges	–	–	(47.0)	–
Additions to property, plant and equipment	(819.8)	(672.6)	(2,084.6)	(1,574.2)
Change in construction payable	(3.7)	57.2	8.8	60.9

	(824.2)	(619.7)	(761.3)	(1,533.0)

Financing Activities
Net change in short-term borrowings and short-term debt	612.1	811.7	(104.1)	(298.7)
Net change in non-recourse short-term debt	2.2	11.7	7.1	18.9
Long-term debt issues	739.4	–	739.4	1,156.6
Long-term debt repayments	(352.0)	(100.0)	(452.0)	(634.5)
Non-recourse long-term debt issues	3.0	–	4.2	14.4
Non-recourse long-term debt repayments	(1.1)	(2.9)	(32.4)	(31.6)
Distributions to non-controlling interests	2.7	0.8	(10.4)	(11.9)
Common shares issued	1.0	7.0	25.3	593.2
Preferred share dividends	(1.7)	(1.7)	(5.1)	(5.1)
Common share dividends	(90.7)	(113.1)	(261.2)	(338.9)

	914.9	613.5	(89.2)	462.4

Increase in Cash and Cash Equivalents	(41.1)	(85.6)	100.0	31.2
Cash and Cash Equivalents at Beginning of Period	307.8	256.5	166.7	139.7

Cash and Cash Equivalents at End of Period	266.7	170.9	266.7	170.9

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      13

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	September 30, 2008	December 31, 2007

Assets
Current Assets
Cash and cash equivalents	266.7	166.7
Accounts receivable and other	2,534.7	2,388.7
Inventory	1,129.9	709.4

	3,931.3	3,264.8
Property, Plant and Equipment, net	14,440.9	12,597.6
Long-Term Investments	1,610.7	2,076.3
Deferred Amounts and Other Assets	1,139.8	1,182.0
Intangible Assets	211.6	212.0
Goodwill	392.3	388.0
Future Income Taxes	180.4	186.7

	21,907.0	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	735.6	545.6
Accounts payable and other	2,757.0	2,213.8
Interest payable	98.0	89.1
Current maturities of long-term debt	535.1	605.2
Current maturities of non-recourse debt	67.2	61.1

	4,192.9	3,514.8
Long-Term Debt	7,961.4	7,729.0
Non-Recourse Long-Term Debt	1,515.1	1,508.4
Other Long-Term Liabilities	244.9	253.9
Future Income Taxes	1,108.5	975.6
Non-Controlling Interests	707.7	650.5

	15,730.5	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,162.6	3,026.5
Contributed surplus	36.1	25.7
Retained earnings	3,239.3	2,537.3
Accumulated other comprehensive loss	(232.2)	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	6,176.5	5,275.2

	21,907.0	19,907.4

14      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

SEGMENTED INFORMATION

(millions of Canadian dollars) Three months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	287.4	85.9	72.2	3,918.3	2.0	2.7	4,368.5
Commodity costs	–	–	–	(3,590.7)	–	–	(3,590.7)
Operating and administrative	(128.7)	(22.9)	(23.2)	(141.4)	(3.0)	(8.2)	(327.4)
Depreciation and amortization	(47.9)	(25.9)	(20.3)	(75.4)	(0.2)	(1.6)	(171.3)

	110.8	37.1	28.7	110.8	(1.2)	(7.1)	279.1
Income from equity investments	0.1	0.1	41.9	(10.5)	–	0.4	32.0
Other investment income	12.9	1.5	2.2	4.9	8.4	11.5	41.4
Interest and preferred share dividends	(25.6)	(17.3)	(14.8)	(49.6)	–	(27.7)	(135.0)
Non-controlling interests	(0.2)	–	(11.6)	(1.8)	–	(0.3)	(13.9)
Income taxes	(23.9)	(8.8)	(19.0)	(18.0)	(0.5)	15.0	(55.2)

Earnings applicable to common shareholders	74.1	12.6	27.4	35.8	6.7	(8.2)	148.4

(millions of Canadian dollars) Three months ended September 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	266.7	76.3	65.0	2,222.0	1.9	2.1	2,634.0
Commodity costs	–	–	–	(2,004.6)	–	–	(2,004.6)
Operating and administrative	(110.0)	(23.6)	(19.4)	(128.3)	(3.2)	(5.5)	(290.0)
Depreciation and amortization	(39.6)	(20.0)	(17.8)	(71.3)	(0.2)	(2.1)	(151.0)

	117.1	32.7	27.8	17.8	(1.5)	(5.5)	188.4
Income from equity investments	(0.3)	–	28.0	(11.5)	15.6	(0.4)	31.4
Other investment income	4.0	1.2	1.0	2.1	9.0	7.6	24.9
Interest and preferred share dividends	(27.3)	(15.9)	(15.4)	(48.7)	–	(30.0)	(137.3)
Non-controlling interests	(0.4)	–	(7.7)	(1.3)	–	(0.3)	(9.7)
Income taxes	(30.7)	(6.1)	(12.3)	16.6	(0.5)	13.4	(19.6)

Earnings applicable to common shareholders	62.4	11.9	21.4	(25.0)	22.6	(15.2)	78.1

(millions of Canadian dollars) Nine months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	831.6	252.0	213.8	10,895.7	7.1	7.6	12,207.8
Commodity costs	–	–	–	(9,869.1)	–	–	(9,869.1)
Operating and administrative	(353.4)	(74.8)	(66.7)	(402.0)	(10.8)	(20.2)	(927.9)
Depreciation and amortization	(130.6)	(70.2)	(58.2)	(218.7)	(0.6)	(5.0)	(483.3)

	347.6	107.0	88.9	405.9	(4.3)	(17.6)	927.5
Income from equity investments	(0.2)	0.1	99.9	(1.4)	25.0	(1.2)	122.2
Other investment income and gain on sale of CLH	34.9	7.5	23.5	14.2	719.0	33.9	833.0
Interest and preferred share dividends	(80.5)	(48.9)	(45.2)	(147.7)	–	(81.4)	(403.7)
Non-controlling interests	(0.9)	–	(33.6)	(5.2)	–	(0.8)	(40.5)
Income taxes	(74.4)	(26.0)	(53.0)	(91.9)	(138.8)	3.0	(381.1)

Earnings applicable to common shareholders	226.5	39.7	80.5	173.9	600.9	(64.1)	1,057.4

ENBRIDGE INC.      -      3RD QUARTER 2008 NEWS RELEASE      -      15

(millions of Canadian dollars) Nine months ended September 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	798.6	241.4	197.8	7,469.8	6.8	6.5	8,720.9
Commodity costs	–	–	–	(6,583.4)	–	–	(6,583.4)
Operating and administrative	(312.4)	(64.7)	(56.7)	(384.5)	(10.4)	(16.2)	(844.9)
Depreciation and amortization	(117.5)	(64.3)	(55.9)	(207.0)	(0.7)	(4.6)	(450.0)

	368.7	112.4	85.2	294.9	(4.3)	(14.3)	842.6
Income from equity investments	(0.7)	–	72.2	(3.5)	44.8	(1.0)	111.8
Other investment income	7.7	18.3	37.8	12.4	30.1	27.2	133.5
Interest and preferred share dividends	(77.1)	(50.1)	(45.9)	(151.9)	–	(89.5)	(414.5)
Non-controlling interests	(1.1)	–	(28.8)	(4.0)	–	(0.8)	(34.7)
Income taxes	(100.4)	(29.6)	(47.9)	(40.8)	(2.0)	33.6	(187.1)

Earnings applicable to common shareholders	197.1	51.0	72.6	107.1	68.6	(44.8)	451.6

16      -      3RD QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

ENBRIDGE INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

September 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and nine months ended September 30, 2008. It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company's Annual Report for the year ended December 31, 2007. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	74.1	62.4	226.5	197.1
Gas Pipelines	12.6	11.9	39.7	51.0
Sponsored Investments	27.4	21.4	80.5	72.6
Gas Distribution and Services	35.8	(25.0)	173.9	107.1
International	6.7	22.6	600.9	68.6
Corporate	(8.2)	(15.2)	(64.1)	(44.8)

Earnings Applicable to Common Shareholders	148.4	78.1	1,057.4	451.6

Earnings per Common Share	0.41	0.22	2.94	1.27

Earnings applicable to common shareholders were $148.4 million for the three months ended September 30, 2008, or $0.41 per share, compared with $78.1 million, or $0.22 per share for the three months ended September 30, 2007. The $70.3 million increase reflected $61.4 million in unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services, allowance for equity funds used during construction (AEDC) in Liquids Pipelines and a higher contribution from Enbridge Gas Distribution (EGD), partially offset by decreased earnings from International as the Company sold its interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in the second quarter of 2008.

Earnings applicable to common shareholders were $1,057.4 million for the nine months ended September 30, 2008, or $2.94 per share, compared with $451.6 million, or $1.27 per share, for the same period in 2007. The increase in earnings resulted from similar factors as for the three month results; however, earnings for the nine month period ended September 30, 2008 also reflected a $556.1 million after-tax gain on the sale of CLH as well as the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include

ENBRIDGE INC.      -      3RD QUARTER 2008 MD&A      -      1

assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. The non-operating factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company's dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

ADJUSTED OPERATING EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Liquids Pipelines	74.1	62.4	226.5	197.1
Gas Pipelines	10.3	11.9	36.9	45.7
Sponsored Investments	22.8	21.9	72.9	63.2
Gas Distribution and Services	(19.9)	(24.6)	129.9	108.1
International	6.7	22.6	44.8	68.6
Corporate	(8.2)	(15.2)	(36.8)	(44.8)

Adjusted Operating Earnings	85.8	79.0	474.2	437.9

Adjusted Operating Earnings per Common Share	0.24	0.22	1.32	1.23

Adjusted operating earnings were $85.8 million, or $0.24 per share, for the three months ended September 30, 2008, compared with $79.0 million, or $0.22 per share, for the three months ended September 30, 2007 and $474.2 million, or $1.32 per share, for the nine months ended September 30, 2008, compared with $437.9 million, or $1.23 per share, for the nine months ended September 30, 2007.

2      -      3RD QUARTER 2008 MD&A      -      ENBRIDGE INC.

The following factors increased adjusted operating earnings in both the three and nine month periods.

  •
  AEDC on Southern Lights Pipeline and, within Enbridge System, on both Southern Access Mainline Expansion and Alberta Clipper Project.
  •
  A higher contribution from EGD in 2008 primarily due to customer growth and lower borrowing costs in combination with the new incentive regulation regime.
  •
  Increased Aux Sable adjusted operating earnings due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.
  •
  The completion, in May, of the Waupisoo Pipeline within the Athabasca System.

These increases were partially offset by decreased earnings from International as a result of the sale of CLH in the second quarter of 2008 and, in the third quarter, by losses in the Energy Services businesses due primarily to the impact of falling crude oil prices on current positions.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service.

DISRUPTION TO FUNCTIONING OF CAPITAL MARKETS

Multiple events during 2008 involving numerous financial institutions have effectively restricted current liquidity within the capital markets throughout Canada, the United States and around the world. Despite efforts by treasury and banking regulators in the United States, Europe and other nations to provide liquidity to the financial sector, capital markets currently remain constrained. However, the Company has strong predictable cash flow from operations and access to adequate committed credit facilities from diversified sources. Over $100 million in common shares have been issued in the nine months ended September 30, 2008 under the Company's Dividend Reinvestment and Share Purchase Plan. Also, the Company's investment grade credit rating should enable it to continue to access capital markets, if required.

DECLINE IN COMMODITY PRICES

At the end of the third quarter, commodity prices significantly declined. As an energy transportation company, the Company has very limited direct exposure to commodity price change and the Company employs comprehensive risk management practices to largely fix and mitigate its exposures. Most significantly, the Company's liquids pipelines growth projects under construction are commercially secured with limited volume sensitivity, and are therefore not expected to be impacted by these price declines. Should current trends continue long term, opportunities for future growth projects may be affected.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

The Liquids Pipelines strategy is driven by the shippers' need for expanded export capacity, market alternatives and economic sources of diluent, and U.S. refiners' need to maintain diversified sources of supply. Third quarter progress on growth projects within each of the five key components of the Liquids Pipelines strategy are discussed below.

1.    Regional Oil Sands Infrastructure

Waupisoo Pipeline

Construction was completed on the 30-inch diameter, 380-kilometre (236-mile) long pipeline which transports crude oil from the Cheecham terminal to Edmonton, Alberta and the pipeline was placed into service on May 31, 2008. The initial filling of the pipeline with shippers' product has been completed and the first deliveries began in early September. The initial capacity of the line is 350,000 barrels per day (bpd) and is expandable to a maximum of 600,000 bpd with additional pumping units.

ENBRIDGE INC.      -      3RD QUARTER 2008 MD&A      -      3

Athabasca Pipeline Expansion Projects

With the commencement of production from the Long Lake Oil Sands Project in the first quarter of 2008, all contracts are initiated and the expansions are in-service.

Fort Hills Pipeline System

In November 2007, Enbridge was selected by Fort Hills Limited Partnership (FHELP) as their pipeline and terminaling services provider for both the initial phase of the Fort Hills project and all subsequent expansions. Project execution planning continues between the Company and FHELP, including finalization of the scope and design of the initial facilities requirements of the project. The planned in-service date for the initial facilities remains at mid-2011, subject to sanctioning of the overall project by FHELP, which is expected in late 2008. The capital cost estimate for the initial facilities will be established subsequent to finalization of scope, design and corresponding detailed cost estimates.

2.    Mainline Capacity

Southern Access Mainline Expansion Project

The Southern Access Mainline Expansion Project will ultimately add a total of 400,000 bpd incremental capacity to the mainline system. In Canada, upgrades at 18 pump stations to improve pumping effectiveness are substantially complete. Associated tolls started being collected in April 2008.

In the United States, the new 42-inch diameter pipeline from Superior to Delavan, Wisconsin was placed into commercial service and was ready to receive linefill at the end of the first quarter of 2008. The system is now scheduled to be filled between the fourth quarter of 2008 and the first quarter of 2009 as crude is made available by shippers. The first stage of the expansion adds capacity of approximately 190,000 bpd to the pipeline and system-wide toll surcharges were effective April 1, 2008 for the facilities that have been put into service. Construction of the second stage of the expansion project, which consists of a new pipeline from Delavan, Wisconsin to Flanagan, Illinois, started in June 2008 and is expected to be complete in the first quarter of 2009.

The expected cost of the project has been decreased to an estimated US $2.3 billion (Enbridge – $0.2 billion, EEP – US $2.1 billion). The estimated capital cost for the Canadian portion was revised from $0.3 billion to $0.2 billion based on refinements to the scope of the project, agreed to with the Canadian Association of Petroleum Producers (CAPP), to reflect the subsequent approval of the Alberta Clipper Project. Expenditures to date on the Southern Access Mainline Expansion are US $1.7 billion and $0.2 billion on the U.S. and Canadian portions, respectively.

Alberta Clipper Project

In the first quarter of 2008, Enbridge received National Energy Board (NEB) approval to construct the 1,607-kilometre (1,000-mile) 36-inch diameter crude oil pipeline. Construction on the Canadian segment of the line began in August 2008, with an expected in service date of mid-2010 and an expected cost of $2.4 billion, including escalation of the original "constant 2007 dollar" cost estimate to current "as spent" dollars, and allowance for funds used during construction (AFUDC). The U.S. segment, to be undertaken by EEP, is awaiting regulatory approval with construction expected to begin in Q2 2009. The cost of the U.S. segment is estimated at US $1.2 billion. Expenditures to date on the Alberta Clipper Project are $0.2 billion and US $0.1 billion for the Canadian and U.S. segments, respectively.

Line 4 Extension Project

In April 2008 the NEB approved Enbridge's regulatory application for the construction and operation of the $0.3 billion Line 4 Extension project. Subsequent NEB route approval was received in July 2008. Construction commenced in early August 2008, with expenditures to date of $0.1 billion. The Line 4 Extension is expected to be in service in early 2009.

4      -      3RD QUARTER 2008 MD&A      -      ENBRIDGE INC.

3.    Diluent Supply

Southern Lights Pipeline

The Canadian portion of the Southern Lights Pipeline received NEB approval in the first quarter of 2008. In the U.S., construction activities are complete on the 321-mile (517-kilometre) section of diluent pipeline from Superior to Delavan, Wisconsin. Construction of a second segment of diluent pipeline from Delavan to Streator, Illinois began in the second quarter of 2008 and is nearly complete. Construction of the remaining U.S. line segments will commence in 2009. When completed, the 180,000 bpd, 20-inch Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. The diluent line is expected to be in service in late 2010.

The Southern Lights Pipeline project involves reversing the flow of a portion of Enbridge's Line 13, an existing crude oil pipeline which runs from Edmonton to Clearbrook, Minnesota. In order to replace the light crude capacity that would be lost through the reversal of Line 13, the Southern Lights Project also includes the construction of a new 20-inch diameter crude oil pipeline from Cromer, Manitoba to Clearbrook, and modifications to existing Line 2. These changes to the existing crude oil system will ultimately increase southbound light crude system capacity by approximately 45,000 bpd. Construction on the Line 2 modifications and the new crude oil pipeline station facilities is proceeding as planned in both the U.S. and Canada with a planned completion date in December 2008.

The total expected project cost remains unchanged at US $1.7 billion (including AFUDC) for the U.S. segment and $0.5 billion (including AFUDC) for the Canadian segment, with expenditures to date of US $0.7 billion for the U.S. segment and $0.2 billion for the Canadian segment.

4.    New Market Access

Southern Access Extension Project

Timing for the Company's Southern Access Extension Project is being reevaluated as a result of delays in the regulatory process and the April 2008 denial by the FERC of the Company's October 2007 filing seeking a declaratory order (i.e. advance approval) of the tariff rate structure for the pipeline. Enbridge remains committed to meeting the shippers' need for transportation of crude oil from the Chicago area to the Patoka, Illinois hub and is working with customers to reposition the project in a manner that is commercially appropriate for the market and includes a tolling structure acceptable to the FERC.

Spearhead Pipeline Expansion

Construction on the Spearhead Pipeline Expansion began in September 2008. This expansion, to be effected through additional pumping stations, will increase capacity from Flanagan, Illinois to Cushing, Oklahoma by 68,300 bpd to 193,300 bpd. The expansion is expected to cost US $0.1 billion and to be completed in the first half 2009.

U.S. Gulf Coast Access

Based on feedback from shippers, Enbridge has moved to a phased approach to providing increased access for Western Canadian crude oil to U.S. Gulf Coast markets. In the near term, the focus will be on smaller scale alternatives involving low cost reconfiguration of existing facilities to accommodate a modest amount of volume as early as 2010.

Trailbreaker Project

As the first phase of its modified approach, the Company has initiated a new project to increase capacity on the Company's mainline East of Chicago to bring Western Canadian crude oil to Eastern markets and to establish access to the U.S. Gulf Coast markets and Eastern seaboard. The program scope includes an expansion of Line 6B from Chicago to Sarnia, Ontario, terminal expansions and upgrades, and the reversal of the Company's Line 9 to flow from Sarnia east to Montreal, Quebec. The third-party owned Portland Montreal Pipe Line would also reverse one of its two pipelines to transport crude oil from Montreal to Portland, Maine, where it will access a marine terminal. Industry support for the new project is

ENBRIDGE INC.      -      3RD QUARTER 2008 MD&A      -      5

currently being finalized. The Trailbreaker Project, primarily to be undertaken by EEP, is expected to cost approximately $0.4 billion. Subject to finalization of industry support, regulatory and other approvals, the Company estimates the Trailbreaker Project will be in-service in late 2010. Subsequent to 2012 it is expected that heavy crude destined for the U.S. Gulf Cost would shift to the overland system described next, and the Trailbreaker System would be focused on delivery of Western Canada synthetic crude to U.S. East coast markets.

United States Gulf Coast Joint Initiative

As the second phase, the Company and BP Pipelines (North America) Inc. (BP) are currently developing an overland initiative to deliver incremental volumes of Canadian heavy crude oil to U.S. Gulf Coast markets. The initiative would involve the reversal of the BP #1 pipeline system between Flanagan, Illinois and Cushing, Oklahoma as well as the use of existing pipelines and rights-of-way between Cushing and Houston, Texas. The scope of the project provides for a pipeline system with over 150,000 bpd of new capacity between Flanagan and Cushing and approximately 250,000 bpd of capacity between Cushing and Houston. BP is expected to be a significant shipper on the new system. The partners are currently finalizing commercial terms to present to additional shippers who have indicated interest in this alternative. The target in-service date for the pipeline system is late 2012.

Texas Access Pipeline

The Company will continue to work with Exxon Mobil to develop the 450,000 bpd Texas Access Pipeline to provide the lowest cost large scale transportation solution to meet shippers' post-2012 requirements as the final stage of its phased approach to providing U.S. Gulf Coast access for the volumes and on the schedule required by shippers.

Northern Gateway Project

The Enbridge Northern Gateway Project involves constructing a twin pipeline system running from near Edmonton, Alberta, to a new marine terminal in Kitimat, British Columbia. The pipelines will be used to export petroleum and import condensate. Northern Gateway Pipelines has requested that the National Energy Board (NEB) and the Canadian Environmental Assessment Agency (CEAA) resume their activities in respect of the environmental assessment process for the proposed project. CEAA will carry out consultations with potentially affected Aboriginal groups in respect of the draft Joint Review Panel Agreement between the NEB and the Minister of the Environment prior to resuming the public comment period. Northern Gateway Pipelines will be hosting open houses in British Columbia and Alberta this fall and expects to file its regulatory application with the NEB in 2009.

5.    Terminaling and Tankage Infrastructure

Hardisty Terminal

Enbridge is building a crude oil terminal at Hardisty with a tankage capacity of 7.5 million barrels. Overall project construction is approximately 65% complete at the end of the third quarter of 2008, with expenditures to date of $0.3 billion. Once complete, the $0.6 billion Hardisty Terminal will be one of the largest crude oil terminals in North America.

Stonefell Terminal – BA Energy

Enbridge was directed by BA Energy to stop work on this project and place the newly constructed tanks into standby. The Enbridge contractors have been demobilized and the project assets are in a storage mode. Enbridge's costs incurred to date, including a return on investment, have been fully reimbursed by BA Energy.

GAS PIPELINES

The Gas Pipelines strategy is based on the Company's forecast supply and demand for natural gas. Progress made on major projects which support this strategy is set out below.

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Rockies Alliance Pipeline

Alliance Pipeline US, a company in which Enbridge has a joint venture interest, has entered into a memorandum of understanding with Questar Overthrust Pipeline Company to develop the Rockies Alliance Pipeline. The proposed project is a 42-inch diameter 900-mile (1,450-kilometre) pipeline from the Rocky Mountains in Wyoming to the Ventura, Iowa area. Modifications to the scope of the project are under review to reflect shipper input following the open season completed June 16, 2008. Subject to obtaining shipper commitments and regulatory approvals, the pipeline is expected to be in service in late 2012.

Thunder Horse Production Project

During the second quarter of 2008, the first well in the Thunder Horse Project was put in service ahead of the producer's revised schedule, with production continuing to ramp-up as new wells are brought on to production. This significant third party-owned project, which will deliver natural gas into Enbridge Offshore Pipeline's (Offshore) gathering systems, has experienced startup issues due to the severe 2005 hurricanes which delayed its original in-service schedule.

SPONSORED INVESTMENTS

The strategy of Enbridge's affiliate, EEP, is to increase its distributions primarily through the optimization of existing assets, including increased throughput, and the expansion of existing liquids and gas midstream businesses. Progress made on projects being undertaken solely by EEP is discussed below.

East Texas System Expansion and Extension (Project Clarity)

Completion of this 36-inch diameter pipeline in stages during 2008 will add 0.7 billion cubic feet per day (bcf/d) capacity to the current East Texas infrastructure. The construction of the final pipeline connection and two compression stations was expected to be completed in the fourth quarter of 2008, but has been delayed to the first quarter of 2009 as a result of the effects of Hurricane Ike. The pipeline, with an expected ultimate cost of US $0.6 billion, connects Bethel, Texas to Orange, Texas and provides service to a number of major industrial companies in Southeast Texas with interconnects to interstate pipelines, intrastate pipelines and wholesale customers.

GAS DISTRIBUTION AND SERVICES

Enbridge Gas Distribution

Enbridge Gas Distribution (EGD) is focused on realigning its business to operate more efficiently under the incentive regulation (IR) plan approved by the Ontario Energy Board (OEB) for the five year period from 2008 to 2012. Key initiatives include prioritizing capital investment, improving productivity and identifying new revenue opportunities while maintaining system reliability and safety.

On May 15, 2008 EGD was granted a fiscal 2008 final rate order from the OEB, approving a change in rates effective January 1, 2008. The rate change was implemented on July 1, 2008 and will enable EGD to recover revenues retroactively to January 1, 2008. EGD anticipates that the OEB's decision will result in an annual average increase, excluding gas supply costs, of approximately 2% for average residential customers within the IR plan term. The OEB decision also approved a change in customer billing to increase the fixed charge portion and decrease the per unit volumetric charge, with no material annual earnings impact. The fixed charge portion will increase progressively over the five year IR term.

Rabaska LNG Facility

In the second quarter of 2008, the Rabaska partners signed a Letter of Intent with Gazprom Marketing & Trading USA, Inc. (GMTUSA) regarding supply for the proposed Rabaska liquefied natural gas (LNG) regasification terminal. The Letter of Intent outlines the major terms under which GMTUSA will become an equity partner in the proposed Rabaska LNG project and will contract for 100% of the Rabaska terminal's capacity. The Rabaska LNG facility has all major authorizations, including project and land use

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approvals from the province of Quebec in October 2007 and federal government approvals in March 2008.

CORPORATE

Ontario Wind Project

Progress towards the completion of the 190-megawatt wind power project, located in the Municipality of Kincardine on the Eastern shore of Lake Huron in Ontario, has continued in the third quarter of 2008. Construction of turbine foundations, electrical sub-station and utility transmission lines as well as turbine assembly and erection were completed in the third quarter. Construction of the utility distribution lines was completed in October 2008. With commissioning underway, the project began producing electricity on October 1 and is expected to be fully operational by the end of 2008.

Alberta Saline Aquifer Project

Industry, government, and academic participants in the 35-member Alberta Saline Aquifer Project (ASAP) announced in September that five companies have been awarded contracts for the engineering, design and environmental-related work that is needed to support the first phase of ASAP's initiative to store carbon dioxide in deep underground saline aquifers. With this work now underway, the project is on track to complete Phase I, the identification of specific aquifer locations and application for permitting, by the end of 2008. Pending the receipt of regulatory approvals, the ASAP team anticipates that it will begin Phase II, constructing the pilot project including drilling of the injection and monitoring wells, in 2009, with injections of carbon dioxide beginning in 2010. Phase III will involve expanding the pilot project to a large-scale, long-term commercial operation. ASAP, spearheaded by Enbridge, is the largest project of its kind in North America and will play a major role in advancing industry and government's knowledge of carbon dioxide sequestration.

Direct Fuel Cell – Energy Recovery Generation Power Plant

In October 2008, the Company and FuelCell Energy Inc. announced the opening of the world's first Direct Fuel Cell – Energy Recovery Generation power plant. The plant, which will produce 2.2 megawatts of environmentally preferred, ultra-clean electricity, or enough power for approximately 1,700 residences, is also the first multi-megawatt commercial fuel cell to operate in Canada. Support for this $10 million project was provided by both the Canadian and Ontario Governments.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge System	45.6	46.4	147.0	140.6
Athabasca System	17.5	10.8	46.3	37.4
Spearhead Pipeline	3.9	1.6	9.3	6.0
Olympic Pipeline	1.7	2.5	6.5	7.7
Southern Lights Pipeline	7.5	1.3	16.4	2.6
Feeder Pipelines and Other	(2.1)	(0.2)	1.0	2.8

Earnings	74.1	62.4	226.5	197.1

Earnings for the three months ended September 30, 2008 were $74.1 million, an increase of $11.7 million compared with $62.4 million for the three months ended September 30, 2007, while earnings for the nine months ended September 30, 2008 were $226.5 million, an increase of $29.4 million compared with earnings of $197.1 million in the prior year comparable period. The earnings increase for both the three and nine month periods was largely due to higher earnings from Athabasca System and Southern Lights Pipeline, partially offset by decreased earnings from Feeder Pipelines and Other.

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Enbridge System earnings included AEDC on both Southern Access Mainline Expansion (Stage 2) and Alberta Clipper Project as well as increased tolls resulting from a higher rate base due to Southern Access offset in the third quarter by labour costs and higher pipeline integrity costs.

The increase in Athabasca System earnings reflected tolls collected on Waupisoo Pipeline since June 2008 and the positive impact of terminal infrastructure additions. Spearhead Pipeline earnings increased as a result of higher uncommitted throughputs and related higher tolls.

Olympic Pipeline earnings decreased in the nine month period due to planned maintenance in the first quarter of 2008, while third quarter results reflected lower average tolls effective July 1, 2008 to compensate for over collection in 2007. Olympic's cost of service tolling methodology requires annual toll adjustments for over or under collection in prior years.

Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction. The decrease in earnings from Feeder Pipelines and Other resulted from business development expenditures, primarily on "second wave" organic growth projects.

GAS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Alliance Pipeline US	6.1	6.6	18.0	21.4
Vector Pipeline	3.1	3.8	10.1	10.7
Enbridge Offshore Pipelines (Offshore)	1.1	1.5	8.8	13.6

Adjusted Operating Earnings	10.3	11.9	36.9	45.7

Alliance Pipeline US shipper claim settlement	–	–	2.8	–
Offshore property insurance recovery from 2005 hurricanes	2.3	–	2.3	5.3
Offshore repair costs from 2005 hurricanes	–	–	(2.3)	–

Earnings	12.6	11.9	39.7	51.0

Gas Pipelines adjusted operating earnings for the three months ended September 30, 2008 were $10.3 million, compared with $11.9 million for the three months ended September 30, 2007, while adjusted operating earnings for the nine months ended September 30, 2008 were $36.9 million, compared with $45.7 million for the nine months ended September 30, 2007. In both periods, adjusted operating earnings for Alliance Pipeline US were lower due to the effect of a depreciating rate base.

Offshore adjusted operating earnings for both the three and nine months ended September 30, 2008 decreased as a result of continuing natural production declines as well as approximately $4.0 million in lost revenue and initial clean up costs related to Hurricanes Gustav and Ike. These decreases were partially offset by stand-by fees on the Neptune oil and gas pipelines which came into service in the fourth quarter of 2007, as well as contributions from Atlantis platform volumes. Also, earnings for the nine months ended September 30, 2008 included approximately $2.0 million (2007 – $6.0 million) from business interruption insurance proceeds related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes.

Gas Pipelines earnings were impacted by several non-operating adjusting items. In the first quarter of 2008, Alliance Pipeline US received $2.8 million in proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment. Earnings from Offshore included $2.3 million for additional repair costs in the second quarter and $2.3 million for the related insurance settlement in the third quarter. Earnings for the nine months ended September 30, 2007 also included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

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SPONSORED INVESTMENTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Energy Partners (EEP)	13.2	12.7	41.9	34.7
Enbridge Income Fund (EIF)	9.6	9.2	31.0	28.5

Adjusted Operating Earnings	22.8	21.9	72.9	63.2

Dilution gain on EEP Class A unit issuance	–	–	4.5	11.8
EEP unrealized derivative fair value gains/(losses)	4.6	(0.5)	1.8	(2.1)
EIF – Alliance Canada shipper claim settlement	–	–	1.3	–
EIF – revalue future income taxes due to tax rate changes	–	–	–	(0.3)

Earnings	27.4	21.4	80.5	72.6

Sponsored Investments adjusted operating earnings were $22.8 million for the three months ended September 30, 2008, compared with $21.9 million for the three months ended September 30, 2007 and $72.9 million for the nine months ended September 30, 2008, compared with $63.2 million in the prior year. The increase in adjusted operating earnings was substantially attributable to an increase in earnings at EEP.

EEP adjusted operating earnings increased from $12.7 million to $13.2 million for the three months ended September 30, 2008 and from $34.7 million to $41.9 million for the nine months ended September 30, 2008 as a result of higher incentive income and increased earnings at EEP due to higher gas and crude oil delivery volumes, tariff surcharges for recent expansions and improved unit margins in natural gas due to expanded facilities. During the quarter, these increases were partially offset by reduced revenues associated with the impacts of Hurricanes Gustav and Ike as well as non-cash charges recorded to reduce the cost basis of natural gas inventory to fair market value as a result of declines in the price of natural gas.

Enbridge Income Fund adjusted operating earnings for the nine months ended September 30, 2008 reflected a 7.5% increase in the monthly distributions received from the Fund, effective May 2008, as well as a one-time special distribution of $0.024 per unit. On November 3, 2008, the Fund announced that it will increase regular monthly distributions by 11.6% to $0.096 per unit, effective with the distribution to be paid to unitholders of record at the end of January 2009.

Sponsored Investment earnings for the three and nine months ended September 30, 2008 and September 30, 2007 were impacted by the following non-operating adjusting items:

•
Year-to-date earnings include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge's ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008.
•
Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•
Earnings from EIF for the nine months ended September 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

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GAS DISTRIBUTION AND SERVICES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Enbridge Gas Distribution (EGD)	(19.5)	(29.5)	76.1	63.1
Noverco	(5.1)	(5.8)	10.9	10.2
Enbridge Gas New Brunswick	3.8	3.1	10.5	9.0
Other Gas Distribution	(0.6)	(0.9)	5.6	5.2
Energy Services	(5.0)	3.2	8.5	8.2
Aux Sable	8.4	5.7	21.8	8.6
Other	(1.9)	(0.4)	(3.5)	3.8

Adjusted Operating Earnings	(19.9)	(24.6)	129.9	108.1

Colder than normal weather affecting EGD	–	–	9.9	11.2
Energy Services unrealized derivative fair value gains/(losses)	55.2	0.6	20.0	(3.9)
Energy Services – SemGroup and Lehman bankruptcies	(5.7)	–	(5.7)	–
Aux Sable unrealized derivative fair value gains/(losses)	6.2	(1.0)	19.8	(12.1)
Revalue future income taxes due to tax rate changes	–	–	–	3.8

Earnings	35.8	(25.0)	173.9	107.1

Gas Distribution and Services incurred an adjusted operating loss of $19.9 million in the third quarter of 2008, compared with a loss of $24.6 million in the third quarter of 2007. Adjusted operating earnings for the nine months ended September 30, 2008 were $129.9 million, compared with $108.1 million for the nine months ended September 30, 2007. This increase was due to an increased contribution from EGD as well as increased earnings from Aux Sable.

EGD incurred an adjusted operating loss of $19.5 million (2007 – $29.5 million) for the three months ended September 30, 2008, while earnings for the nine months ended September 30, 2008 were $76.1 million (2007 – $63.1 million). EGD's third quarter results improved primarily due to customer growth and higher storage and transportation capacity revenue as well as the timing differences related to fixed charges on customers' bills. As the third quarter is seasonally warm, costs are typically not covered during this quarter resulting in losses. As initially reflected in results for the first quarter of 2008, EGD's fixed charge per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify the quarterly earnings profile, but do not materially affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters. Adjusted operating earnings increased for the nine month period ended September 30, 2008 due to customer growth, lower borrowing costs and as a result of incentives from exceeding targets for promotion of energy efficient use of gas to customers, in combination with the new incentive regulation regime.

Energy Services adjusted operating earnings decreased from $3.2 million for the three months ended September 30, 2007 to a loss of $5.0 million for the three months ended September 30, 2008. Adjusted operating earnings of $8.5 million for the nine months ended September 30, 2008 were consistent with $8.2 million for the nine months ended September 30, 2007. The decrease in earnings for the three months ended September 30, 2008 was a result of non-cash charges recorded to reduce the cost basis of inventory to fair market value as a result of declines in commodity prices as well as reduced realized optimization gains compared with the prior year.

Aux Sable adjusted operating earnings increased from $8.6 million for the nine months ended September 30, 2007 to $21.8 million for the nine months ended September 30, 2008 due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.

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Other incurred a loss of $3.5 million for the nine months ended September 30, 2008, compared with earnings of $3.8 million for the nine months ended September 30, 2007. The earnings decrease primarily reflected lower earnings from CustomerWorks which resulted from the April 2007 transition of customer care services related to EGD to a third party service provider pursuant to an Ontario Energy Board (OEB) recommendation.

Gas Distribution and Services earnings were impacted by several non-operating adjusting items. Energy Services earnings for the third quarter of 2008 reflected unrealized fair value gains on derivative instruments, resulting from outstanding storage transactions in Tidal Energy that were positively impacted by declining crude oil prices. These non-cash gains arose due to the revaluation of financial derivatives used to "lock-in" the profitability of forward transportation and storage transactions at Tidal Energy. Energy Services earnings for the three months ended September 30, 2008 also included a $5.7 million write-off as a result of bankruptcies by SemGroup and Lehman Brothers. The full amount of all such receivables has been provided for and some potential for partial recovery exists.

Aux Sable year-to-date earnings reflected unrealized fair value gains on derivative financial instruments used to mitigate the uncertainty of the Company's share of the contingent upside sharing mechanism which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Similar to Energy Services, these non-cash gains arose due to the revaluation of financial derivatives used to "lock in" the profitability of forward contracted prices.

INTERNATIONAL

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

OCENSA/CITCol	8.2	8.1	24.5	24.5
CLH	–	15.3	24.7	46.5
Other	(1.5)	(0.8)	(4.4)	(2.4)

Adjusted Operating Earnings	6.7	22.6	44.8	68.6

Gain on sale of investment in CLH	–	–	556.1	–

Earnings	6.7	22.6	600.9	68.6

On June 17, 2008, the Company closed the sale of its investment in CLH, resulting in an after-tax gain of $556.1 million. International's adjusted operating earnings decreased compared to the prior year for both the three and nine months ended September 30, 2008 as a result of the sale of CLH.

CORPORATE

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Adjusted Corporate Costs	(8.2)	(15.2)	(36.8)	(44.8)

Gain on sale of corporate aircraft	–	–	4.9	–
U.S. pipeline tax decision	–	–	(32.2)	–

Costs	(8.2)	(15.2)	(64.1)	(44.8)

Corporate costs before adjusting items were $8.2 million for the three months ended September 30, 2008, compared with $15.2 million for the three months ended September 30, 2007 and $36.8 million for the nine months ended September 30, 2008, compared with $44.8 million for the nine months ended September 30, 2007. The decrease in adjusted costs for both periods was primarily due to decreased interest expense resulting from lower interest rates on short-term debt and lower levels of corporate debt, largely related to repayments from the proceeds of CLH as well as higher tax recoveries.

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Corporate results for the nine months ended September 30, 2008 were also impacted by an unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of a $32.2 million income tax expense, as discussed below. This charge was partially offset by a $4.9 million gain on the sale of a corporate aircraft.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavourable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. Enbridge's earnings for nine months ended September 30, 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. Enbridge continues to believe the tax treatment of the acquisition and the related tax deductions claimed were appropriate and is appealing the decision. A final decision on this matter is not expected before 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to generate sufficient cash from operations and short-term debt issuances to fund liabilities as they become due, finance planned investing activity and pay common share dividends throughout 2008. Additional liquidity, if necessary, is available under committed credit facilities or through further access to the capital markets. At September 30, 2008, the Company had $6.2 billion of committed credit facilities, of which $2.5 billion was drawn or used to backstop commercial paper. The Company has provided EEP with a revolving credit agreement for up to US$500 million. Including cash, this leaves the Company with adequate liquidity of $3.4 billion at September 30, 2008.

In addition, on September 26, 2008, the Company closed $0.4 billion and US$1.3 billion in credit facilities for the Southern Lights project, including Canadian and U.S. construction facilities, with a term beyond completion of four years. At September 30, 2008, $739 million was drawn on these facilities.

OPERATING ACTIVITIES

Cash used in operating activities was $131.8 million for the three months ended September 30, 2008, compared with $79.4 million for the three months ended September 30, 2007. Cash provided by operating activities was $950.5 million for the nine months ended September 30, 2008, compared with $1,101.8 million in the comparable prior year period. The decrease in cash provided by operating activities for both periods resulted from the timing of receipts and payments and, within EGD, a higher seasonal build up of natural gas in storage.

INVESTING ACTIVITIES

Cash used in investing activities for the three and nine months periods ended September 30, 2008 was $824.2 million and $761.3 million, respectively, compared with $619.7 million and $1,533.0 million for the three and nine months ended September 30, 2007. Capital expenditures on organic growth projects increased in 2008 for both the three and nine month periods ending September 30, 2008, but was partially offset for the nine month period by the proceeds from the sale of Enbridge's investment in CLH.

FINANCING ACTIVITIES

Cash provided by financing activities was $914.9 million for the three months ended September 30, 2008, compared with $613.5 million for the three months ended September 30, 2007. The increase in cash was a result of drawings on the new Southern Lights facilities and other short-term borrowings through the issuance of commercial paper or the utilization of the Company's credit facility. Cash used in financing activities was $89.2 million for the nine months ended September 30, 2008 compared with

ENBRIDGE INC.      -      3RD QUARTER 2008 MD&A      -      13

$462.4 million of cash generated for the nine months ended September 30, 2007. In the nine month period, cash from the sale of CLH was used to repay debt and reduced the need to issue new capital.

Effective with dividends payable on March 1, 2008, participants in the Company's Dividend Reinvestment and Share Purchase Plan received a 2% discount on the purchase of common shares with reinvested dividends. For the nine months ended September 30, 2008, dividends declared were $366.4 million, of which $261.2 million were paid in cash and reflected in financing activities. The remaining $105.2 million of dividends declared were reinvested and resulted in the issuance of common shares rather than a cash payment. During the third quarter, 26% of total dividends declared were reinvested.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $2,347 million, to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Alberta Clipper Project, Southern Access Expansion, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension.

FUTURE ACCOUNTING POLICY CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board confirmed in February 2008 that publicly accountable entities will be required to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements on January 1, 2011.

Enbridge, as an SEC Registrant, can choose to use U.S. GAAP instead of IFRS. The Company has a multiyear transition plan and is currently determining whether U.S. GAAP or IFRS will provide the most transparent and appropriate presentation of its financial results. The Company expects the transition on January 1, 2011 to the new GAAP will impact information technology systems and processes, accounting policies, financial reporting and potentially all financial statement line items.

GOODWILL AND INTANGIBLE ASSETS

The CICA implemented revisions to standards dealing with goodwill and intangible assets effective for fiscal years beginning on or after October 1, 2008. Section 3064 Goodwill and Intangible Assets, which replaced Section 3062 Goodwill and Other Intangible Assets, gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. Section 3450 Research and Development Costs will be withdrawn. The Company is currently evaluating the impact of the adoption of this new standard.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,	2008			2007				2006
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	4,368.5	3,871.5	3,967.8	3,198.5	2,634.0	2,728.7	3,358.2	2,785.7
Earnings applicable to common shareholders	148.4	657.7	251.3	248.6	78.1	146.5	227.0	171.1
Earnings per common share	0.41	1.83	0.70	0.70	0.22	0.41	0.65	0.50
Diluted earnings per common share	0.41	1.81	0.70	0.69	0.22	0.41	0.64	0.49
Dividends per common share	0.3300	0.3300	0.3300	0.3075	0.3075	0.3075	0.3075	0.2875

1.
Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Significant items that impacted the quarterly earnings and revenues are as follows.

  •
  Third quarter earnings in 2008 reflect increased earnings from Athabasca System, EGD, Aux Sable and Energy Services. Revenues increased due to higher average commodity prices in 2008.

14      -      3RD QUARTER 2008 MD&A      -      ENBRIDGE INC.

  •
  Second quarter 2008 earnings included a gain on the sale of the Company's investment in CLH as well as increased earnings from EEP, Aux Sable and Energy Services. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.
  •
  First quarter 2008 earnings included higher contributions from EGD as well as improved results in Aux Sable and Energy Services, partially offset by the recognition of an income tax charge related to previously owned U.S. pipeline assets. Revenues are higher than the comparable 2007 period due to higher commodity prices reflected in Energy Services.
  •
  Fourth quarter earnings in 2007 included the impact of tax changes, which increased consolidated earnings.
  •
  Third quarter 2007 included a loss from Aux Sable.
  •
  Second quarter 2007 included higher earnings from EGD due to colder than normal weather and a dilution gain in EEP.
  •
  First quarter 2007 included higher earnings from EGD due to colder weather than the prior year period and the receipt of 2005 hurricane insurance proceeds.
  •
  Fourth quarter earnings in 2006 reflected higher earnings from the Enbridge System and Aux Sable, offset by lower earnings from EGD due primarily to warmer than normal weather and higher costs.

OUTSTANDING SHARE DATA

Number

Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares – issued and outstanding (voting equity shares)	372,147,852
Stock Options – issued and outstanding (7,395,290 vested)	14,554,263

Outstanding share data information is provided as at October 27, 2008.

Dated November 4, 2008

ENBRIDGE INC.      -      3RD QUARTER 2008 MD&A      -      15

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Earnings Applicable to Common Shareholders
Liquids Pipelines	74.1	62.4	226.5	197.1
Gas Pipelines	12.6	11.9	39.7	51.0
Sponsored Investments	27.4	21.4	80.5	72.6
Gas Distribution and Services	35.8	(25.0)	173.9	107.1
International	6.7	22.6	600.9	68.6
Corporate	(8.2)	(15.2)	(64.1)	(44.8)

	148.4	78.1	1,057.4	451.6

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	226.6	212.9	889.7	935.3
Cash provided by/(used in) operating activities	(131.8)	(79.4)	950.5	1,101.8
Additions to property, plant and equipment	819.8	672.6	2,084.6	1,574.2
Total Common Share Dividends	122.5	113.1	366.4	338.9
Per Common Share Information
Earnings per Common Share	0.41	0.22	2.94	1.27
Diluted Earnings per Common Share	0.41	0.22	2.92	1.26
Dividends per Common Share	0.3300	0.3075	0.9900	0.9225
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)			359.3	354.7
Diluted Weighted Average Common Shares Outstanding (millions)			362.1	357.7

Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	1,970	1,977	2,002	2,001
Athabasca System[2]	233	175	190	165
Spearhead Pipeline	110	91	108	97
Olympic Pipeline	292	285	292	287
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,546	1,535	1,618	1,606
Vector Pipeline	1,207	974	1,298	984
Enbridge Offshore Pipelines	1,743	2,201	1,604	2,118
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	45	48	307	316
Number of active customers (thousands)	1,922	1,880	1,922	1,880
Degree day deficiency[4]
Actual	72	45	2,423	2,439
Forecast based on normal weather	87	92	2,332	2,380

1
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2
Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

16      -      3RD QUARTER 2008 MD&A      -      ENBRIDGE INC.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Revenues
Commodity sales	3,766.4	2,124.8	10,316.7	6,972.4
Transportation	492.9	456.4	1,582.7	1,541.4
Energy services	109.2	52.8	308.4	207.1

	4,368.5	2,634.0	12,207.8	8,720.9

Expenses
Commodity costs	3,590.7	2,004.6	9,869.1	6,583.4
Operating and administrative	327.4	290.0	927.9	844.9
Depreciation and amortization	171.3	151.0	483.3	450.0

	4,089.4	2,445.6	11,280.3	7,878.3

	279.1	188.4	927.5	842.6
Income from Equity Investments	32.0	31.4	122.2	111.8
Other Investment Income	41.4	24.9	138.4	133.5
Interest Expense	(133.3)	(135.6)	(398.6)	(409.4)
Gain on Sale of Investment in CLH (Note 3)	–	–	694.6	–

	219.2	109.1	1,484.1	678.5
Non-Controlling Interests	(13.9)	(9.7)	(40.5)	(34.7)

	205.3	99.4	1,443.6	643.8
Income Taxes	(55.2)	(19.6)	(381.1)	(187.1)

Earnings	150.1	79.8	1,062.5	456.7
Preferred Share Dividends	(1.7)	(1.7)	(5.1)	(5.1)

Earnings Applicable to Common Shareholders	148.4	78.1	1,057.4	451.6

Earnings per Common Share	0.41	0.22	2.94	1.27

Diluted Earnings per Common Share	0.41	0.22	2.92	1.26

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Earnings	150.1	79.8	1,062.5	456.7
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	(63.2)	17.6	(59.7)	59.1
Reclassification to earnings of realized cash flow hedges, net of tax	16.8	(8.1)	13.7	8.8
Other comprehensive gain/(loss) from equity investees	43.1	0.5	8.3	(4.5)
Non-controlling interest in other comprehensive income	(20.2)	(1.8)	(2.4)	1.2
Change in foreign currency translation adjustment	93.9	(164.8)	164.8	(443.5)
Change in unrealized gains/(losses) on net investment hedges, net of tax	(35.7)	66.7	(71.9)	166.8

Other Comprehensive Income/(Loss)	34.7	(89.9)	52.8	(212.1)

Comprehensive Income	184.8	(10.1)	1,115.3	244.6

See accompanying notes to the unaudited consolidated financial statements.

2      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2008	2007

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	106.1	13.9
Shares issued on exercise of stock options	30.0	21.4

Balance at End of Period	3,162.6	3,017.8

Contributed Surplus
Balance at beginning of period	25.7	18.3
Stock-based compensation	12.5	8.1
Options exercised	(2.1)	(1.2)

Balance at End of Period	36.1	25.2

Retained Earnings
Balance at beginning of period	2,537.3	2,322.7
Earnings applicable to common shareholders	1,057.4	451.6
Common share dividends	(366.4)	(338.9)
Dividends paid to reciprocal shareholder	11.0	10.3
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Period	3,239.3	2,398.7

Accumulated Other Comprehensive Loss
Balance at beginning of period	(285.0)	(135.8)
Other comprehensive income/(loss)	52.8	(212.1)
Cumulative impact of change in accounting policy	–	48.2

Balance at End of Period	(232.2)	(299.7)

Reciprocal Shareholding
Balance at beginning of period	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Period	(154.3)	(154.3)

Total Shareholders' Equity	6,176.5	5,112.7

Dividends Paid per Common Share	0.9900	0.9225

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2008	2007	2008	2007

Operating Activities
Earnings	150.1	79.8	1,062.5	456.7
Depreciation and amortization	171.3	151.0	483.3	450.0
Unrealized (gains)/losses on derivative instruments	(97.9)	10.5	(76.5)	24.0
Equity earnings in excess of cash distributions	(10.6)	(14.2)	(51.4)	(42.1)
Gain on reduction of ownership interest	–	–	(12.3)	(33.9)
Gain on sale of investment in CLH	–	–	(694.6)	–
Future income taxes	(42.0)	(36.8)	138.0	34.5
Non-controlling interests	13.9	9.7	40.5	34.7
Other	(1.0)	12.9	0.2	11.4
Changes in operating assets and liabilities	(315.6)	(292.3)	60.8	166.5

	(131.8)	(79.4)	950.5	1,101.8

Investing Activities
Long-term investments	(0.7)	(4.3)	(7.5)	(19.7)
Sale of investment in CLH	–	–	1,369.0	–
Settlement of CLH hedges	–	–	(47.0)	–
Additions to property, plant and equipment	(819.8)	(672.6)	(2,084.6)	(1,574.2)
Change in construction payable	(3.7)	57.2	8.8	60.9

	(824.2)	(619.7)	(761.3)	(1,533.0)

Financing Activities
Net change in short-term borrowings and short-term debt	612.1	811.7	(104.1)	(298.7)
Net change in non-recourse short-term debt	2.2	11.7	7.1	18.9
Long-term debt issues	739.4	–	739.4	1,156.6
Long-term debt repayments	(352.0)	(100.0)	(452.0)	(634.5)
Non-recourse long-term debt issues	3.0	–	4.2	14.4
Non-recourse long-term debt repayments	(1.1)	(2.9)	(32.4)	(31.6)
Distributions to non-controlling interests	2.7	0.8	(10.4)	(11.9)
Common shares issued	1.0	7.0	25.3	593.2
Preferred share dividends	(1.7)	(1.7)	(5.1)	(5.1)
Common share dividends	(90.7)	(113.1)	(261.2)	(338.9)

	914.9	613.5	(89.2)	462.4

Increase in Cash and Cash Equivalents	(41.1)	(85.6)	100.0	31.2
Cash and Cash Equivalents at Beginning of Period	307.8	256.5	166.7	139.7

Cash and Cash Equivalents at End of Period	266.7	170.9	266.7	170.9

See accompanying notes to the unaudited consolidated financial statements.

4      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	September 30, 2008	December 31, 2007

Assets
Current Assets
Cash and cash equivalents	266.7	166.7
Accounts receivable and other	2,534.7	2,388.7
Inventory	1,129.9	709.4

	3,931.3	3,264.8
Property, Plant and Equipment, net	14,440.9	12,597.6
Long-Term Investments (Note 3)	1,610.7	2,076.3
Deferred Amounts and Other Assets	1,139.8	1,182.0
Intangible Assets	211.6	212.0
Goodwill	392.3	388.0
Future Income Taxes	180.4	186.7

	21,907.0	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	735.6	545.6
Accounts payable and other	2,757.0	2,213.8
Interest payable	98.0	89.1
Current maturities of long-term debt	535.1	605.2
Current maturities of non-recourse debt	67.2	61.1

	4,192.9	3,514.8
Long-Term Debt	7,961.4	7,729.0
Non-Recourse Long-Term Debt	1,515.1	1,508.4
Other Long-Term Liabilities	244.9	253.9
Future Income Taxes	1,108.5	975.6
Non-Controlling Interests	707.7	650.5

	15,730.5	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,162.6	3,026.5
Contributed surplus	36.1	25.7
Retained earnings	3,239.3	2,537.3
Accumulated other comprehensive loss	(232.2)	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	6,176.5	5,275.2

	21,907.0	19,907.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      5

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.'s 2007 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company's financial statements are described in Note 9. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2007 Annual Report. Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current year's presentation.

1.  FUTURE ACCOUNTING POLICY CHANGES

Goodwill and Intangible Assets

The CICA implemented revisions to standards dealing with goodwill and intangible assets effective for fiscal years beginning on or after October 1, 2008. Section 3064 Goodwill and Intangible Assets, which replaced Section 3062 Goodwill and Other Intangible Assets, gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. Section 3450 Research and Development Costs will be withdrawn. The Company is currently evaluating the impact of the adoption of this new standard.

2.  SEGMENTED INFORMATION

(millions of Canadian dollars) Three months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	287.4	85.9	72.2	3,918.3	2.0	2.7	4,368.5
Commodity costs	–	–	–	(3,590.7)	–	–	(3,590.7)
Operating and administrative	(128.7)	(22.9)	(23.2)	(141.4)	(3.0)	(8.2)	(327.4)
Depreciation and amortization	(47.9)	(25.9)	(20.3)	(75.4)	(0.2)	(1.6)	(171.3)

	110.8	37.1	28.7	110.8	(1.2)	(7.1)	279.1
Income from equity investments	0.1	0.1	41.9	(10.5)	–	0.4	32.0
Other investment income	12.9	1.5	2.2	4.9	8.4	11.5	41.4
Interest and preferred share dividends	(25.6)	(17.3)	(14.8)	(49.6)	–	(27.7)	(135.0)
Non-controlling interests	(0.2)	–	(11.6)	(1.8)	–	(0.3)	(13.9)
Income taxes	(23.9)	(8.8)	(19.0)	(18.0)	(0.5)	15.0	(55.2)

Earnings applicable to common shareholders	74.1	12.6	27.4	35.8	6.7	(8.2)	148.4

6      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

(millions of Canadian dollars) Three months ended September 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	266.7	76.3	65.0	2,222.0	1.9	2.1	2,634.0
Commodity costs	–	–	–	(2,004.6)	–	–	(2,004.6)
Operating and administrative	(110.0)	(23.6)	(19.4)	(128.3)	(3.2)	(5.5)	(290.0)
Depreciation and amortization	(39.6)	(20.0)	(17.8)	(71.3)	(0.2)	(2.1)	(151.0)

	117.1	32.7	27.8	17.8	(1.5)	(5.5)	188.4
Income from equity investments	(0.3)	–	28.0	(11.5)	15.6	(0.4)	31.4
Other investment income	4.0	1.2	1.0	2.1	9.0	7.6	24.9
Interest and preferred share dividends	(27.3)	(15.9)	(15.4)	(48.7)	–	(30.0)	(137.3)
Non-controlling interests	(0.4)	–	(7.7)	(1.3)	–	(0.3)	(9.7)
Income taxes	(30.7)	(6.1)	(12.3)	16.6	(0.5)	13.4	(19.6)

Earnings applicable to common shareholders	62.4	11.9	21.4	(25.0)	22.6	(15.2)	78.1

(millions of Canadian dollars) Nine months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	831.6	252.0	213.8	10,895.7	7.1	7.6	12,207.8
Commodity costs	–	–	–	(9,869.1)	–	–	(9,869.1)
Operating and administrative	(353.4)	(74.8)	(66.7)	(402.0)	(10.8)	(20.2)	(927.9)
Depreciation and amortization	(130.6)	(70.2)	(58.2)	(218.7)	(0.6)	(5.0)	(483.3)

	347.6	107.0	88.9	405.9	(4.3)	(17.6)	927.5
Income from equity investments	(0.2)	0.1	99.9	(1.4)	25.0	(1.2)	122.2
Other investment income and gain on sale of CLH	34.9	7.5	23.5	14.2	719.0	33.9	833.0
Interest and preferred share dividends	(80.5)	(48.9)	(45.2)	(147.7)	–	(81.4)	(403.7)
Non-controlling interests	(0.9)	–	(33.6)	(5.2)	–	(0.8)	(40.5)
Income taxes	(74.4)	(26.0)	(53.0)	(91.9)	(138.8)	3.0	(381.1)

Earnings applicable to common shareholders	226.5	39.7	80.5	173.9	600.9	(64.1)	1,057.4

(millions of Canadian dollars) Nine months ended September 30, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	798.6	241.4	197.8	7,469.8	6.8	6.5	8,720.9
Commodity costs	–	–	–	(6,583.4)	–	–	(6,583.4)
Operating and administrative	(312.4)	(64.7)	(56.7)	(384.5)	(10.4)	(16.2)	(844.9)
Depreciation and amortization	(117.5)	(64.3)	(55.9)	(207.0)	(0.7)	(4.6)	(450.0)

	368.7	112.4	85.2	294.9	(4.3)	(14.3)	842.6
Income from equity investments	(0.7)	–	72.2	(3.5)	44.8	(1.0)	111.8
Other investment income	7.7	18.3	37.8	12.4	30.1	27.2	133.5
Interest and preferred share dividends	(77.1)	(50.1)	(45.9)	(151.9)	–	(89.5)	(414.5)
Non-controlling interests	(1.1)	–	(28.8)	(4.0)	–	(0.8)	(34.7)
Income taxes	(100.4)	(29.6)	(47.9)	(40.8)	(2.0)	33.6	(187.1)

Earnings applicable to common shareholders	197.1	51.0	72.6	107.1	68.6	(44.8)	451.6

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      7

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Liquids Pipelines	647.0	471.3	1,588.2	931.6
Gas Pipelines	11.8	44.5	107.8	161.3
Sponsored Investments	10.5	17.6	35.7	36.6
Gas Distribution and Services	131.5	133.3	297.9	355.6
International and Corporate	33.3	9.9	90.2	95.8

	834.1	676.6	2,119.8	1,580.9

3.  DISPOSITION

On June 17, 2008, the Company sold its 25% investment in Compañia Logística de Hidrocarburos CLH, S.A. (CLH) for total proceeds of $1.38 billion (876 million euros), including a dividend receivable of $17.3 million (10.9 million euros), net of transaction costs. The sale of CLH resulted in a gain of $694.6 million. Earnings generated by the CLH investment were $nil (2007 – $15.3 million) and $24.7 million (2007 – $46.5 million), for the three and nine months ended September 30, 2008, respectively, and are included in the International reporting segment. Cash flows from operations generated by the CLH investment were $11.5 million for the nine months ended September 30, 2008 (2007 – $13.8 million).

4.  RISK MANAGEMENT

MARKET PRICE RISK

Enbridge's earnings are subject to movements in interest rates, foreign exchange rates and commodity prices (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks. The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them.

Earnings at Risk

Earnings at Risk (EaR) is the principal risk management metric used to quantify market price risk at Enbridge. EaR is an objective, statistically derived risk metric that measures, with a 97.5% level of confidence, the maximum adverse change in projected 12-month earnings that could result from market price risk over a one-month period. The Company's policy is to target a maximum EaR of 5% of earnings.

The Company calculates EaR using Monte Carlo simulation to produce projections of earnings using a randomly generated series of forecasted market prices and Enbridge's current market exposures. Historical statistical distributions of market prices and the correlation among those market prices are used to generate an entire probability distribution of possible deviations from forecast earnings.

Commodity Price Risk

Commodity price risk is the risk of gain or loss due to changes in the market price of commodities. The Company may use natural gas price swaps, futures and options to manage the value of commodity purchases and sales that arise from capacity commitments it holds on the Alliance and Vector pipelines. The Company may also use natural gas, power, crude oil and natural gas liquids swaps, collars or options to fix the value of variable price exposures that arise from other commodity usage, storage, transportation and supply agreements.

The Company's earnings are exposed to commodity price risk through its 42.7% interest in the Aux Sable NGL plant. Under the terms of the operating agreement, the Company earns a share of any net margin generated by the plant in excess of specified natural gas processing margin thresholds. A significant portion of this exposure has been economically hedged for 2008 and 2009 using financial derivatives.

8      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

However, the unrealized gains and losses on the derivatives that settle in future periods are recognized in current period earnings, while recognition of the excess natural gas processing margin in earnings generally occurs later in the calendar year, based on the Company's revenue recognition policy.

Had fractionation spreads been 10 US cents per gallon higher or lower, earnings from Aux Sable would have been impacted by $12.3 million for the three months ended September 30, 2008 and $13.4 million for the nine months ended September 30, 2008 due to the revaluation of the derivatives and limited recognition of the natural gas processing margin.

The Company is also exposed to commodity price risk through its Energy Services businesses as well as its investment in Enbridge Energy Partners (EEP). These businesses have limits as to the amount of capital they can deploy and, consequently, the amount to which their market exposures can impact earnings. The Company's Energy Services division and EEP have EaR limits of $14 million and $9 million, respectively, at September 30, 2008.

Foreign Exchange

Foreign exchange risk is the risk of gains and losses due to the volatility of currency exchange rates. The Company has exposure to foreign currency exchange rates, primarily arising from its U.S. dollar denominated investments and, to a lesser extent, its monetary assets and liabilities denominated in this currency. The carrying values of assets and liabilities as well as the comprehensive income and earnings derived from them, are subject to foreign exchange rate fluctuation. The Company uses long dated par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to both changes in carrying values of its equity investments and forecasted cash flows from other investments. The Company uses some of its U.S. dollar denominated debt to hedge the carrying values of certain equity investments. In addition, the Company uses short and long-term foreign exchange forward contracts to manage exposure related to foreign currency denominated receivables, payables and long-term debt.

The Canadian dollar carrying values of the Company's equity investments and monetary assets and liabilities denominated in U.S. dollars at September 30, 2008 are summarized below.

(millions of Canadian dollars)	Assets/(Liabilities )

Net Working Capital	(116.0)
Equity Investments	1,053.9
Long-Term Debt	(1,835.1)

The earnings impact of a $0.05 change to exchange rates for the three and nine month periods ended September 30, 2008, would have been $3.2 million and $8.4 million, respectively. A similar change would have impacted after-tax other comprehensive income (OCI) by $14.2 million.

Interest Rate Risk

The Company is exposed to interest rate fluctuations in the form of cash flow interest rate risk and fair value interest rate risk. Cash flows are impacted by changes in market interest rates on variable rate debt (primarily commercial paper). The fair value of fixed rate long-term debt is also impacted by changes in market interest rates. Floating to fixed interest rate swaps, collars and forward rate agreements are used to mitigate cash flow volatility due to future interest rate movements on existing debt instruments. The Company is also exposed to cash flow interest rate risk on fluctuations in market interest rates ahead of anticipated fixed rate debt issuances. The Company may enter into interest rate derivatives such as bond forwards and treasury locks to fix a portion of the interest payments of these future debt issuances.

The Company monitors its fixed and variable rate debt instruments, targeting a debt portfolio mix of up to 25% floating rate debt as a percentage of total debt outstanding. Fixed to floating swaps are also used

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      9

from time to time to manage this position and optimize the Company's debt portfolio. The Company does not typically manage the fair value risk of its debt instruments.

Based on variable rate debt issuances through the three and nine month periods ended September 30, 2008, a 1.0% change in interest rates would have had a $1.9 million and $6.9 million impact on earnings after hedging gains and losses are considered. A similar change in interest rates would have had a $6.8 million impact on after-tax OCI during the quarter.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company's share price. The Company has exposure to its own common share price through the issuance of various forms of stock based compensation, which effect earnings through revaluation of the outstanding units every period. During the period, the Company has mitigated the earnings volatility derived from one form of stock based compensation, Restricted Stock Units (RSUs), by entering into a series of derivatives – Total Return Forwards. More information on the RSUs is available in the Company's most recent Annual Report.

The Total Return Forwards reduce earnings volatility by creating a gain (loss) when the Company's share price increases (decreases) to offset a higher (lower) compensation expense. The Company uses hedge accounting to match the revaluation of the Total Return Forwards with the recognition of the expense due to revaluation of the RSUs. The impact on OCI (after-tax) of a $4 change in the Company's share price due to revaluation of the Total Return Forwards would have been $1.2 million. Since earnings recognition of the Total Return Forwards is matched to the recognition of the RSUs, the sensitivity of earnings to the revaluation of Total Return Forwards is insignificant.

SUMMARY OF DERIVATIVE INSTRUMENTS USED FOR RISK MANAGEMENT

The current portion of derivatives receivable or payable is included in Accounts Receivable and Other or Accounts Payable and Other, while the long-term portion is included in Deferred Amounts and Other Assets or Other Long-Term Liabilities.

Total Derivative Instruments

(millions of Canadian dollars unless otherwise noted) September 30, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable )	Maturity

Foreign exchange
U.S. cross currency swaps	138.0	37.5	2013-2022
Forwards (cumulative exchange amounts)	2,260.2	173.2	2008-2022
Interest rates
Interest rate swaps/collars	693.2	(10.2)	2008-2029
Equity price
Forwards (millions of shares)	0.8	(3.5)	2008-2010
Energy commodities
Energy commodity (bcf)	597.6	(15.0)	2008-2010
Power (MW/H)	57.0	16.6	2008-2024

The fair value of derivative instruments has been estimated using period end market information. This market information includes observable inputs such as published market prices for commodities, interest rate yield curves and foreign exchange rates. When possible, financial instruments are valued using quoted market prices.

10      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

Derivative Instruments used as Cash Flow Hedges

(millions of Canadian dollars unless otherwise noted) September 30, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable )	Maturity

Foreign exchange
U.S. cross currency swaps	138.0	37.5	2013-2022
Forwards (cumulative exchange amounts)	1,725.3	72.8	2008-2022
Interest rates
Interest rate swaps/collars	693.2	(10.2)	2008-2029
Equity price
Forwards (millions of shares)	0.8	(3.5)	2008-2010
Energy commodities
Energy commodity (bcf)	52.0	(27.7)	2008-2010
Power (MW/H)	2.0	2.7	2008-2017

The Company estimates that $19.5 million of accumulated other comprehensive loss related to cash flow hedges will be reclassified to earnings in the next 12 months.

Derivative and Other Financial Instruments used as Net Investment Hedges

(millions of Canadian dollars unless otherwise noted) September 30, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable	)	Maturity

Foreign exchange
Forwards (cumulative exchange amounts)	453.3	100.4		2014-2020

The Company has also designated a US$300 million medium-term note and US$179.5 million of commercial paper as hedges of certain U.S. dollar investments.

During the quarter, the Company terminated certain par forward currency exchange instruments for proceeds of $48.2 million. These instruments hedged US$162.4 million of the Company's U.S. dollar long-term investments and were accounted for as net investment hedges with the fair value recorded as long-term assets on the balance sheet with an equal and offsetting amount recorded in AOCI. No gain related to the terminations was recorded in the Company's earnings.

Fair Value Hedges

As at September 30, 2008, the Company did not have any outstanding fair value hedges.

Unrealized Gains and Losses on Non-Hedging Derivatives

The Company does not use derivative instruments for speculative purposes; however, if a derivative instrument is not an effective hedge for accounting purposes or is not designated as a hedging item, changes in the fair value are recorded in current period earnings. For the three and nine month periods ended September 30, 2008, the Company had after tax unrealized gains (losses) of $65.9 million (2007 – $5.7 million loss) and $49.4 million (2007 – $16.5 million loss) related to non-hedging derivatives. Realized gains on non-hedging derivative instruments for the three month period ended September 30, 2008 were $5.6 million (2007 – $9.7 million) and a loss of $38.1 million (2007 – $12.8 million loss) for the nine month period, after tax.

The Company's regulated Liquids Pipelines segment uses a fixed price contract and related financial instrument to manage the mix of fixed and floating power costs. The Company recognizes the fair value of the fixed price contract, the fair value of the financial instrument and a regulatory liability that will be

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      11

recognized over the life of the fixed price contract. At September 30, 2008, the Company recognized a liability of $3.0 million for unrealized financial instrument losses, an asset of $23.6 million related to the fixed price power contract and a regulatory liability of $20.6 million.

5.  FINANCIAL INSTRUMENTS

	September 30, 2008		December 31, 2007
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Assets
Cash and cash equivalents	266.7	266.7	166.7	166.7
Accounts receivable and other	2,303.8	2,303.8	2,095.4	2,095.4
Available for sale[1]	76.0	n/a	75.0	n/a
Held to maturity[2]	404.7	355.1	404.7	379.5
Current derivatives receivable[3]	88.7	88.7	79.5	79.5
Long-term derivatives receivable[3]	226.0	226.0	368.5	368.5
Long-term notes receivable	145.2	123.6	133.8	n/a
Financial Liabilities
Accounts payable and other deferred amounts	2,528.0	2,528.0	2,095.5	2,095.5
Short-term borrowings	735.6	735.6	545.6	545.6
Long-term debt[4]	10,906.8	10,780.6	10,509.1	10,489.0
Current derivatives payable[3]	110.8	110.8	82.4	82.4
Long-term derivatives payable[3]	41.3	41.3	64.0	64.0

1
Available for sale investments do not trade on an actively quoted market and no fair value disclosure is available.

2
Held to maturity investments include instruments denominated in U.S. dollars that have a fair value less than carrying value due to exchange rate fluctuations. This decline in fair value is considered temporary.

3
Derivatives receivable and payable include those derivatives used in hedging relationships and non-hedging derivatives.

4
Long-term debt includes non-recourse debt and excludes transaction costs.

The fair value of financial instruments reflects the Company's best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.

The fair value of cash and cash equivalents and short-term borrowings approximates their carrying value due to their short-term maturities.

The fair value of the Company's long-term debt is based on quoted market prices for instruments of similar yield and tenure.

The fair value of other financial assets and liabilities approximate their cost, due to either the short period to maturity or lack of an actively quoted market. Changes in the fair value of financial liabilities are due solely to fluctuations in interest rates, currency exchange rates, and commodity prices, as well as time value.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. The Company's primary sources of liquidity and capital resources are funds generated from operations, short-term financing through the issuance of short-term commercial paper and longer term debt which includes debentures and medium-term notes. The Company can more quickly access either the Canadian or U.S. public capital markets by maintaining

12      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

current shelf prospectuses with the securities regulators. In addition, the Company maintains sufficient liquidity through committed credit facilities with its banking groups which would enable the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company expects to generate sufficient cash from operations and short-term debt issuances to fund liabilities as they become due, finance planned investing activity and pay common share dividends throughout the year. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

MATURITIES OF FINANCIAL LIABILITIES

The Company generally has no financial liabilities maturing beyond one year with the exception of its long-term debt. The following tables summarize expected cash outflows to settle both the principal and the interest payments associated with the debt.

Financial Liabilities

(millions of Canadian dollars) September 30, 2008	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Total debt	9,232.1	1,270.6	851.6	451.8	6,658.1
Non-recourse long-term debt	1,582.3	67.2	284.4	275.7	955.0

	10,814.4	1,337.8	1,136.0	727.5	7,613.1

Interest Obligations

(millions of Canadian dollars) September 30, 2008	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Interest payments on debt	4,986.9	400.8	660.6	575.9	3,349.6
Interest payments on non-recourse debt	774.5	88.0	157.2	136.6	392.7

	5,761.4	488.8	817.8	712.5	3,742.3

CREDIT RISK

Entering into derivative financial instruments can give rise to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements and netting arrangements. The Company has credit risk of $314.7 million related to its derivative counterparties.

Credit risk also arises from trade receivables, which is mitigated by credit exposure limits, contractual and collateral requirements and netting arrangements. Credit risk in the Gas Distribution and Services segment is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. Generally, the Company classifies receivables older than 30 days as past due.

The maximum exposure to credit risk related to non-derivative financial assets is their carrying value, as disclosed in the financial instruments summary table above.

6.  POST-EMPLOYMENT BENEFITS

The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      13

defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs related to the period are presented below.

NET PENSION PLAN AND OPEB COSTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2008	2007	2008	2007

Benefits earned during the period	18.5	12.9	44.3	39.3
Interest cost on projected benefit obligations	17.9	16.9	53.5	50.9
Expected return on plan assets	(23.2)	(21.7)	(69.0)	(65.4)
Amortization of unrecognized amounts	1.6	3.9	4.7	11.3
Amount charged to Enbridge Energy Partners, L.P.	(2.6)	(2.7)	(7.5)	(8.4)

Pension and OPEB Costs	12.2	9.3	26.0	27.7

The table reflects the pension and OPEB cost for all of the Company's benefit plans on an accrual basis. Using the cash basis for Gas Distribution and Services rate regulated plans and the accrual method for other plans, the Company's pension and OPEB cost was $12.4 million for the three months ended September 30, 2008 (2007 – $7.7 million) and $26.6 million for the nine months ended September 30, 2008 (2007 – $23.1 million).

7.  CAPITAL DISCLOSURES

The Company defines capital as shareholders' equity (excluding AOCI and reciprocal shareholdings), long-term debt (excluding non-recourse debt and transaction costs), short-term borrowings and non-controlling interests less cash and cash equivalents (excluding cash and cash equivalents from joint ventures and other interests not exclusively controlled by the Company). Non-recourse debt, including debt consolidated proportionately from joint venture interests, is excluded from the Company's definition of capital as it is not controlled or managed exclusively by the Company.

The Company's capital is calculated as follows:

(millions of Canadian dollars)	September 30, 2008	December 31, 2007

Short-term borrowings	735.6	545.6
Long-term debt (includes current portion)	8,589.0	8,393.9
Non-controlling interests	707.7	650.5
Shareholders' equity	6,563.0	5,714.5
Cash and cash equivalents	(165.6)	(115.9)

	16,429.7	15,188.6

The Company's objectives when managing capital are to maintain flexibility among:

  •
  enabling its businesses to operate at the highest efficiency;
  •
  providing liquidity for growth opportunities; and
  •
  providing acceptable returns to shareholders.

These objectives are primarily met through maintenance of an investment grade credit rating, which provides access to lower cost capital. Capital is available generally through the issuance of both short and long-term debt, and equity.

14      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

The Company monitors and manages its debt to debt plus equity ratio (excluding non-recourse debt), with a target range of 60% to 70%, to meet its capital management objectives. The debt to capitalization ratio at September 30, 2008, including short-term borrowings but excluding non-recourse short and long-term debt, was 59.9%, compared with 62.7% at the end of 2007.

The Company must adhere to covenants in its credit facilities that are used to backstop its commercial paper program. These covenants include maintaining a minimum Consolidated Shareholders' Equity balance of $1 billion or greater and a debt to Unconsolidated Shareholders' Equity of less than 1.5. As at September 30, 2008, the Company was in compliance with these covenants.

Under terms of the Company's Trust Indenture, in order to continue to issue long-term debt, the Company must maintain a ratio of Consolidated Funded Obligations (essentially all debt except non-recourse debt) to Total Consolidated Capitalization of less than 75%. Total Consolidated Capitalization consists of shareholders' equity, long-term debt, non-controlling interests and future income tax. As at September 30, 2008, the Company was in compliance with this covenant.

8.  COMMITMENTS AND CONTINGENCIES

The Company has signed contracts for the purchase of services, pipe and other materials totaling $2,347.2 million, to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Alberta Clipper Project, Southern Access Expansion, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension.

ENBRIDGE ENERGY COMPANY, INC.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavourable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. Enbridge's earnings for the nine months ended September 30, 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. Enbridge continues to believe the tax treatment of the acquisition and the related tax deductions claimed were appropriate and is appealing the decision. A final decision on this matter is not expected before 2009.

CAPLA CLAIM

In 2002, the Canadian Alliance of Pipeline Landowners' Associations (CAPLA) and two individual landowners commenced a class action against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on crossing the pipeline and the landowners' use of land within a 30-metre control zone on either side of the pipeline easements. The Plaintiffs filed a motion to establish a cause of action which is one of the requirements to have the motion certified as a class action under the Class Proceedings Act (Ontario). The motion was dismissed by the Ontario District Court in late 2006. The Plantiff appealed the decision, the appeal was heard by the Ontario Court of Appeal on December 18, 2007 and, in its judgment issued April 4, 2008, the Court dismissed CAPLA's appeal. CAPLA did not appeal this matter to the Supreme Court of Canada and is now time-barred from doing so. As a result, the CAPLA litigation has concluded.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company's view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      15

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal actions and proceedings which arise in the normal course of business. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company's consolidated financial position or results of operations.

9.  UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS AND COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007

Earnings under Canadian and U.S. GAAP Applicable to Common Shareholders	148.4	78.1	1,057.4	451.6

Earnings under Canadian and U.S. GAAP	150.1	79.8	1,062.5	456.7

Other comprehensive income/(loss) under Canadian GAAP	34.7	(89.9)	52.8	(212.1)
Underfunded pension adjustment (net of tax)[4]	0.3	0.4	0.4	1.5

Comprehensive income under U.S. GAAP	185.1	(9.7)	1,115.7	246.1

Earnings per Common Share under U.S. GAAP	0.41	0.22	2.94	1.27

Diluted Earnings per Common Share under U.S. GAAP	0.41	0.22	2.92	1.26

16      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

FINANCIAL POSITION

	September 30, 2008		December 31, 2007
(millions of Canadian dollars)	Canada	U.S.	Canada	U.S.

Assets
Current Assets
Cash and cash equivalents[2,5]	266.7	433.6	166.7	214.4
Accounts receivable and other[2,3,5]	2,534.7	3,334.4	2,388.7	3,118.4
Inventory[2,5]	1,129.9	1,340.7	709.4	817.3

	3,931.3	5,108.7	3,264.8	4,150.1
Property, plant and equipment, net[2,5]	14,440.9	21,130.8	12,597.6	17,999.4
Long-term investments[2,5]	1,610.7	623.0	2,076.3	1,253.1
Deferred amounts and other assets[1,2,3,4,5]	1,139.8	1,664.6	1,182.0	1,653.5
Intangible assets[5]	211.6	306.7	212.0	302.4
Goodwill[5]	392.3	754.0	388.0	725.1
Future income taxes[5]	180.4	180.4	186.7	187.3

	21,907.0	29,768.2	19,907.4	26,270.9

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	735.6	735.6	545.6	545.5
Accounts payable and other[2,3,5]	2,757.0	3,815.9	2,213.8	3,195.1
Interest payable[5]	98.0	179.4	89.1	109.8
Current maturities of long-term debt[5]	535.1	535.1	605.2	632.7
Current portion of non-recourse debt[2,5]	67.2	533.0	61.1	60.9

	4,192.9	5,799.0	3,514.8	4,544.0
Long-term debt[3]	7,961.4	8,053.9	7,729.0	7,771.7
Non-recourse long-term debt[2,5]	1,515.1	4,845.3	1,508.4	4,337.2
Other long-term liabilities[2,4,5]	244.9	415.3	253.9	479.2
Future income taxes[1,2,3,4,5]	1,108.5	1,694.4	975.6	1,545.7
Non-controlling interests[5]	707.7	2,820.7	650.5	2,355.2

	15,730.5	23,628.6	14,632.2	21,033.0

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,162.6	3,162.6	3,026.5	3,026.5
Contributed surplus	36.1	–	25.7	–
Retained earnings	3,239.3	3,206.4	2,537.3	2,504.4
Additional paid in capital	–	80.0	–	69.6
Accumulated other comprehensive loss[3,4]	(232.2)	(280.1)	(285.0)	(333.3)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)

	6,176.5	6,139.6	5,275.2	5,237.9

	21,907.0	29,768.2	19,907.4	26,270.9

1
Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At September 30, 2008, a deferred tax liability of $587.5 million (December 31, 2007 – $572.7 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $807.0 million (2007 – $785.6 million).

2
Accounting for Joint Ventures

U.S. GAAP requires the Company's investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if

ENBRIDGE INC.      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      17

  the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders' equity.

3
Accumulated Other Comprehensive Loss

The only Canadian – U.S. GAAP difference in accumulated other comprehensive loss is the underfunded status of the pension and OPEB plans. The Company estimates that approximately $1.2 million related to pension and OPEB plans at September 30, 2008 will be reclassified into earnings during the next 12 months.

Financial instruments are now recognized in Canadian GAAP in substantially the same manner as U.S. GAAP. As a result of the 2007 change in Canadian accounting, certain comparative balances have been reclassified for U.S. GAAP purposes, including the recognition of regulated non-financial instruments and offsetting regulatory liabilities as well as OCI from equity investees. In addition, transaction costs arising from the issuance of debt are now recorded net against the related long-term debt. For U.S. GAAP, these transaction costs are reclassified to deferred amounts and other assets.

4
Pension Funding Status

FAS 158, Employers' Accounting for Defined Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $72.5 million (December 31, 2007 – $73.1 million) for the underfunded status of the plans, a decrease in deferred tax liability of $24.6 million (December 31, 2007 – $24.8 million) and an increase in accumulated other comprehensive loss of $47.9 million (December 31, 2007 – $48.3 million). As required by FAS 158, the Company will change the measurement date of its defined benefit pension plan from September 30 to December 31, effective this year.

5
Consolidation of a Limited Partnership

As a result of adopting EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the Company is consolidating its 14.6% interest in Enbridge Energy Partners for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $7,399.1 million (December 31, 2007 – $5,932.7 million) and no changes to equity and earnings.

NEW ACCOUNTING STANDARDS

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. In January 2008, the FASB deferred the implementation of this standard indefinitely for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008.

Fair Value Option for Assets and Liabilities

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The Company has adopted this standard effective January 1, 2008, but has not elected to use the optional fair value measurement.

18      -      3RD QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

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SIGNATURES
NEWS RELEASE
  ENBRIDGE REPORTS ANOTHER SOLID QUARTER
  HIGHLIGHTS
  ADJUSTED OPERATING EARNINGS
HIGHLIGHTS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
SEGMENTED INFORMATION
ENBRIDGE INC. MANAGEMENT'S DISCUSSION & ANALYSIS September 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
  CONSOLIDATED EARNINGS
  ADJUSTED OPERATING EARNINGS
  DISRUPTION TO FUNCTIONING OF CAPITAL MARKETS
  DECLINE IN COMMODITY PRICES
  RECENT DEVELOPMENTS
  FINANCIAL RESULTS
  LIQUIDITY AND CAPITAL RESOURCES
  FUTURE ACCOUNTING POLICY CHANGES
  SELECTED QUARTERLY FINANCIAL INFORMATION1
  OUTSTANDING SHARE DATA
HIGHLIGHTS
ENBRIDGE INC. CONSOLIDATED FINANCIAL STATEMENTS (unaudited) September 30, 2008
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  1. FUTURE ACCOUNTING POLICY CHANGES
  2. SEGMENTED INFORMATION
  3. DISPOSITION
  4. RISK MANAGEMENT
  5. FINANCIAL INSTRUMENTS
  6. POST-EMPLOYMENT BENEFITS
  7. CAPITAL DISCLOSURES
  8. COMMITMENTS AND CONTINGENCIES
  9. UNITED STATES ACCOUNTING PRINCIPLES